Exhibit 2.1
EXECUTION VERSION
PURCHASE AGREEMENT
dated as of December 1, 2010
among
MEDFUSIONRX, L.L.C.,
MEDTOWN SOUTH, LLC,
THE SELLING MEMBERS
LISTED ON SCHEDULE I HERETO
and
SXC HEALTH SOLUTIONS, INC.

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

SCHEDULES AND EXHIBITS

Schedule I	Selling Members
Schedule II	Selling Parties
Exhibit A	Company Indebtedness
Exhibit B	Form of Escrow Agreement
Exhibit C	Instrument of Transfer of Company Units
Exhibit D	Instrument of Transfer of Purchased Assets
Exhibit E	Form of Company Closing Certificate
Exhibit F	Form of Selling Member Certificate
Exhibit G	Instrument of Assumption of Assumed Liabilities
Exhibit H	Form of Purchaser Closing Certificate
Exhibit I	Letter of Intent and Amendment
Exhibit J	Excluded Assets

-v-

PURCHASE AGREEMENT
          This PURCHASE AGREEMENT, is entered into as of December 1, 2010 (this “Agreement”), by and among MEDFUSIONRX, L.L.C., an Alabama limited liability company (“Medfusion”), Medtown South, LLC, an Alabama limited liability company (“Medtown South” and together with Medfusion, the “Companies”), the members of Medfusion identified on Schedule I hereto after giving effect to, and assuming the consummation of, the Exchange Transaction (as defined herein) (individually, a “Selling Member” and collectively, the “Selling Members”), Ron Cunningham, in his capacity as Selling Party Representative pursuant to Section 9.08 hereof (the “Selling Party Representative”), and SXC Health Solutions, Inc., a Texas corporation (the “Purchaser”). Each of the Companies, the Selling Members, the Selling Party Representative and the Purchaser are sometimes referred to herein as a “Party,” and together, as the “Parties.” Each of the Selling Members and Medtown South are sometimes referred to herein as a “Selling Party,” and together, as the “Selling Parties.”
RECITALS
          WHEREAS, the Companies and the Subsidiaries operate a specialty pharmacy business in the United States (the “Business”).
          WHEREAS, the Selling Members own (i) all of the issued and outstanding units of Class A or Class B membership interests in Medfusion and (ii) all of the equity interest in the Subsidiaries which shall be exchanged for units of membership interest in Medfusion pursuant to the Exchange Transaction (the “Company Units”) all as set forth on Schedule I hereto.
          WHEREAS, the Selling Members desire to sell and the Purchaser desires to purchase from the Selling Members all of the Company Units, and the Company desires to induce the Purchaser to acquire the Company Units, all upon the terms and conditions of this Agreement.
          WHEREAS, Medtown South desires to sell and the Purchaser desires to purchase from Medtown South certain assets of Medtown South, all upon the terms and conditions of this Agreement.
          Accordingly, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:
ARTICLE I
DEFINITIONS
          Section 1.01 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:
          “Action” means any demand, claim, action, suit, litigation, arbitration, inquiry, proceeding or investigation by, before or on behalf of, any arbitrator or any Governmental Authority.

          “Affiliate” means (i) any holder of 10% or more of the capital stock or membership interests (measured on a fully diluted basis) of a Person, (ii) any director or executive officer of a Person, or (iii) any Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, another Person.
          “Agreement” means this Agreement, including the Disclosure Schedule, all Exhibits and Schedules hereto, and all amendments hereto made in accordance with Section 11.09.
          “Auditor” shall mean an independent accounting firm, as is selected by the mutual consent of the Purchaser and the Selling Party Representative, to resolve disputes pursuant to Section 2.08.
          “Benefit Arrangements” means pension, retirement, profit-sharing, life and dependent life, accidental death and health insurance (including medical, dental and vision), hospitalization, group insurance, death benefit, bonus, deferred compensation, incentive compensation, payroll savings, equity ownership, option plan, equity purchase, phantom equity, equity compensation, holiday, vacation, severance or termination pay, sick pay, sick leave, disability, tuition refund, service award, company car, scholarship, relocation, patent award, employee assistance, travel accident, fringe benefit, employment, retention, consulting and other employee benefit plans, contracts, arrangements, understandings, policies or practices (whether or not written), in each case established or maintained by the Companies, any Subsidiary or as to which the Companies or any Subsidiary has contributed to or otherwise may have any liability.
          “Benefit Plans” means each and all “employee benefit plans” as defined in Section 3(3) of ERISA, established or maintained by the Companies or any Subsidiary or as to which the Companies or any Subsidiary has contributed to or otherwise may have any liability, including (i) any such plans that are “employee welfare benefit plans” as defined in Section 3(1) of ERISA and (ii) any such plans that are “employee pension benefit plans” as defined in Section 3(2) of ERISA.
          “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York.
          “Business Intellectual Property” means the Intellectual Property owned by, filed by, licensed to or in the name of, or developed or designed by or on behalf of the Companies or any of the Subsidiaries.
          “Business Records” means all books, records, ledgers, files, databases, computer media or other similar information used or held for use by the Companies or any of the Subsidiaries, including customer lists, prospect lists, vendor lists, mailing lists, catalogs, sales promotion literature, advertising materials, brochures, records of operation, invoices, correspondence, standard forms of documents and manuals of operations or business procedures.
          “Closing Consideration” means an amount equal to (i) the Purchase Price, minus (ii) the Estimated Closing Date Indebtedness Amount (if any), plus (iii) an amount equal to the excess, if any, of the Estimated Closing Date Working Capital over the Working Capital Target, minus (iv) an amount equal to the excess, if any, of the Working Capital Target over the Estimated Closing Date Working Capital.
          “Closing Date Indebtedness Amount” means the aggregate amount of Company Indebtedness on a consolidated basis as of the Closing Date.
          “Closing Date Working Capital” means the Working Capital of the Companies and the Subsidiaries immediately before the Closing.
          “Code” means the United States Internal Revenue Code of 1986, as amended.
          “Company Indebtedness” means all long-term Liabilities of the Companies and the Subsidiaries and any Liability involving borrowed money of the Companies and the Subsidiaries, including those Liabilities identified on Exhibit A hereto.
          “Company Material Adverse Effect” means any fact, event, circumstance or effect, other than any Excluded Event, that (i) is, or would likely be expected to be, material and adverse to the Business, operations, results of operations, condition (financial or otherwise), liabilities or assets of the Companies and/or the Subsidiaries, taken as a whole or (ii) materially impairs or delays, or would likely be expected to materially impair or delay, the ability of the Companies and/or the Subsidiaries, taken as a whole, to consummate the Transaction.
          “Confidentiality Agreement” means the agreement between Medfusion and the Purchaser, dated August 12, 2010.
          “Contracts” means any written or oral agreements, instruments, orders, arrangements, commitments or understandings of any nature including management agreements, leases, subleases, data processing agreements, maintenance agreements, license agreements, sublicense agreements, loan agreements, credit agreements, promissory notes, security agreements, pledge agreements, deeds, mortgages, guaranties, indemnities, warranties, membership agreements, employment agreements, consulting agreements, sales representative agreements, independent contractor agreements, collective bargaining agreements, joint venture agreements, buy-sell agreements, options or warrants.
          “Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The term “Controlled” shall have a correlative meaning.
          “Disclosure Schedule” means the disclosure schedule delivered by the Companies to the Purchaser on the date hereof, setting forth exceptions, qualifications and other information with respect to certain representations and warranties of the Companies.
          “Employees” shall mean all employees of the Companies and the Subsidiaries as of the close of business on the day immediately preceding the Closing Date (including those on disability (whether long-term or short-term), lay-off or leave of absence (whether paid or unpaid)), and the term “Employee” shall mean any of the Employees.

          “Employment Agreements” means the Employment Agreements, each dated as of the date of this Agreement, between Purchaser and each of Jeffrey D. Vernon, Robert Wamble, William R. White and Lee Merritt.
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.
          “ERISA Affiliate” means, with respect to any Person, each trade or business, whether or not incorporated, which is under common control or would be treated as a single employer with the Company under Section 4001 of ERISA and the rules and regulations promulgated thereunder or Section 414(b), (c), (m) or (o) of the Code and the rules and regulations promulgated under those sections.
          “Escrow Agreement” means the Escrow Agreement, substantially in the form of Exhibit B hereto, entered into in accordance with Section 9.06.
          “Exchange Act” means the Securities Exchange Act of 1934, as amended.
          “Exchange Agreement” means the Exchange Agreement, dated as of the date of this Agreement, by and among the Company, Joseph Troy Tate, JDV 2009 Investments, LLC, Matthew H. Fontenot, Robert Ehlers, Chris Baggett and Rebecca Klaus.
          “Exchange Transaction” means the transaction or series of transactions to be effected after the date hereof and prior to the Closing Date pursuant to the terms of the Exchange Agreement, whereby (i) the members of Bayou State Pharmacy, LLC, a Louisiana limited liability company (“Bayou State”) and Medtown of North Georgia, LLC, an Alabama limited liability company (“Medtown North Georgia”), exchange all of their outstanding membership interests in Bayou State and Medtown North Georgia for unissued Class B Company Units, and (ii) Bayou State and Medtown North Georgia become wholly owned Subsidiaries of Medfusion.
          “Excluded Event” means any one or more of the following: (i) changes in Laws of general applicability or interpretations thereof by any Governmental Authority, (ii) changes in GAAP, (iii) general changes in the industry in which the Companies and the Subsidiaries operate or changes in general business or economic conditions or financial markets so long as such changes do not disproportionately affect the Companies or the Subsidiaries, (iv) earthquakes, hurricanes, other natural disasters or acts of war, terrorism or acts of God, (v) changes resulting from the execution and delivery of this Agreement or the consummation of the Transaction or any of the transactions contemplated thereby or the public announcement of the Transaction, in each case due to the identity of the Purchaser, or (vi) changes resulting from any action or omission taken with the prior written consent of Purchaser, or as otherwise expressly required by this Agreement.
          “GAAP” means U.S. generally accepted accounting principles.
          “Governmental Authority” means any federal, state, local, foreign or multinational governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body.

          “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award issued or entered by or with any Governmental Authority of competent jurisdiction.
          “Governmental Permits” means all permits and licenses, registrations, applications, exemptions, certificates of inspection, approvals or other authorizations issued to the Companies or the Subsidiaries with respect to the Business granted, approved or allowed by any Governmental Authority and necessary for the operation or conduct of the Business as currently conducted under applicable Law.
          “HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.
          “Indemnification Guarantees” means the Guarantees in favor of, and for the benefit of, the Purchaser and each of the other Purchaser Indemnified Parties, each dated as of the date of this Agreement and executed by each of Jeffrey D. Vernon, JDV 2009 Trust, u/t/a dated October 1, 2009, Christopher D. Vernon, CDV 2010 Trust, u/t/a dated September 17, 2010, William R. White and WRW 2010 Trust, u/t/a dated September 8, 2010.
          “Intellectual Property” means: (i) U.S. and foreign patents, patent applications and statutory invention registrations, including reissues, divisions, continuations, substitutions, renewals, continuations in part, extensions and reexaminations thereof, and all improvements thereto; (ii) software, databases, copyrightable works, websites, copyrights (registered, renewed or otherwise) and registrations, renewals and applications for registration thereof; (iii) trademarks, trademark applications, service marks, service mark applications, trade dress, logos, slogans, symbols, trade names, Internet domain names, brand names, product names, fictitious names, corporate names, and other source identifiers and all reissues, extensions and renewals thereof; (iv) trade secrets, know-how, technology, confidential information, inventions, discoveries, concepts, processes, methods, and intangible assets of any and all kinds; and (v) any and all right, title, and interest in and to the foregoing, including the right to sue for past, present, and future infringement, in all of such cases (i) through (v), whether used, held for use, supported, maintained, marketed or otherwise.
          “IRS” means the United States Internal Revenue Service.
          “Knowledge of the Companies” or “Companies’ Knowledge” means the actual knowledge of any of the individuals listed in Section 1.01 of the Disclosure Schedule, in each case after reasonable inquiry by such person.
          “Law” means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, or other requirement or rule of law.
          “Lease” means a lease, sublease, license or other similar arrangement for the use or operation of any Leased Real Property.
          “Leased Real Property” means the real property subject to a Lease from Third Parties to the Companies or the Subsidiaries and occupied, used or held for use by the

Companies or the Subsidiaries, which real property is identified in Section 4.11 of the Disclosure Schedule.
          “Liabilities” means any and all debts, liabilities and obligations of any kind, whether accrued or fixed, absolute or contingent, matured or unmatured, secured or unsecured, or determined or determinable, recourse or non-recourse, liquidated or unliquidated, including, without limitation, those arising under any Law, Action or Governmental Order and those arising under any Contract, arrangement, commitment or undertaking or otherwise.
          “Lien” shall mean any mortgage, deed or trust, pledge, hypothecation, security interest, encumbrance, claim, lien, lease or charge of any kind.
          “Medfusion Benefit Arrangements” means all Benefit Arrangements established or maintained by Medfusion, or as to which Medfusion has contributed or otherwise may have any liability.
          “Medfusion Benefit Plans” means all Benefit Plans established or maintained by Medfusion, or as to which Medfusion has contributed or otherwise may have any liability.
          “Medtown South Benefit Arrangements” means all Benefit Arrangements established or maintained by Medtown South, or as to which Medtown South has contributed or otherwise may have any liability.
          “Medtown South Benefit Plans” means all Benefit Plans established or maintained by Medtown South, or as to which Medtown South has contributed or otherwise may have any liability.
          “Medtown South Employees” means all Employees of Medtown South.
          “Medtown South Intellectual Property” means all Intellectual Property of Medtown South other than the Medtown South name.
          “Multiemployer Plan” shall mean a plan described in Section 3(37) of ERISA.
          “Noncompetition Agreements” means the Non-competition and Non-solicitation Agreements in favor of, and for the benefit of, the Purchaser each dated as of the date of this Agreement and executed by each of Jeffrey D. Vernon, Christopher D. Vernon, William R. White and Chris Simpson.
          “Off-The-Shelf Software” means mass market Software licensed to the Companies or the Subsidiaries that is commercially available and subject to “shrink-wrap” or “click-through” license agreements.
          “Operating Agreement” means that certain Amended and Restated Operating Agreement executed effective as of October 1, 2009 by all of the members of Medfusion.
          “Organizational Instruments” of any Person means, in the case of a corporation, its certificate or articles of incorporation and by-laws; in the case of a limited liability company,

its articles of organization or formation and operating agreement; in the case of a general or limited partnership, its partnership agreement; and in the case of any other Person that is not a natural person, its organizing instruments; and in each case, it means such instruments as amended to the applicable date.
          “Pension Plan” shall mean either a defined benefit plan described in Section 3(35) of ERISA or a plan subject to the minimum funding standards set forth in Section 302 of ERISA and Section 412 of the Code.
          “Percentage Interest” means the percentage ownership interest of a Selling Member of the Company Units set forth on Schedule I or the percentage interests of the Selling Parties set forth on Schedule II, as the case may be.
          “Permitted Liens” means the following Liens: (i) Liens for Taxes, assessments or other governmental charges or levies not yet due or that are being contested in good faith by appropriate proceedings; (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other similar Liens imposed by Law arising in the ordinary course of business consistent with past practice for amounts not yet due; (iii) Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other types of social security; (iv) non-monetary Liens that do not impair the marketability of the property subject thereto in any material respect; and (v) non-monetary Liens that do not detract from the value, or impair the use, of the property subject thereto except in a de minimis respect.
          “Person” means any natural person, Governmental Authority, general or limited partnership, limited liability partnership, corporation, limited liability company, firm, association, joint venture, estate, trust or other entity.
          “Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and that portion of any Straddle Period that ends at the end of the Closing Date.
          “Prescription Records” means all prescription records (including expired and active prescriptions), patient profiles, medication histories, prescription claims and payment records, and drug inventory records.
          “Pro Rata” means in proportion to the Selling Members’ Percentage Interests set forth on Schedule I (in the case of references to Selling Members) or the Selling Parties’ Percentage Interests set forth on Schedule II (in the case of references to Selling Parties), as the case may be, in the column titled “Percentage Interest (Post-Exchange Transaction)”.
          “Purchase Price” means One Hundred Million Dollars ($100,000,000).
          “Purchase Proposal” means any written proposal, offer or indication of interest from any Person relating to (i) a merger, consolidation, recapitalization, membership interest exchange or similar business transaction involving the Companies and the Subsidiaries; (ii) the acquisition or series of acquisitions by any Person in any manner of a number of Company Units greater than fifteen percent (15%) of the number of Company Units outstanding before such acquisition; or (iii) the acquisition or series of acquisitions by any Person in any manner, directly or indirectly, of over fifteen percent (15%) of the consolidated assets of the Companies and the Subsidiaries; in each case, other than the Transaction.
          “Purchaser Agreements” means all agreements, instruments and documents being or to be executed and delivered by Purchaser under this Agreement or in connection herewith, including the Employment Agreements, Noncompetition Agreement and the Escrow Agreement.
          “Purchaser Material Adverse Effect” means any fact, event, circumstance or effect that materially impairs or delays, or would reasonably be expected to materially impair or delay, the ability of the Purchaser to consummate the Transaction.
          “Registrations” means trademark, service mark, patent, Internet domain name, and copyright registrations, applications therefor and all reissues, reexaminations, renewals, extensions, substitutes, divisions, continuations, and continuations-in-part related thereto.
          “Seller Agreements” means all agreements, instruments and documents being or to be executed by Selling Members, the Companies or the Subsidiaries under this Agreement or in connection herewith, including the Employment Agreements, the Indemnification Guarantees, the Noncompetition Agreements, the Exchange Agreement and the Escrow Agreement.
          “Software” means all computer programs, operating and other systems, applications, firmware and software, including source code, object code, operational instructions, scripts, commands, screen designs, reports, interfaces, menus, and all files, data, manuals, design notes and other items and documentation related thereto or associated therewith, whether in machine-readable form, programming language, or any other language or symbols, and all databases necessary or appropriate to operate any such program, operating and other system, application, firmware, and software.
          “Straddle Period” means any taxable period that begins on or before, but ends after, the Closing Date.
          “Subsidiaries” means Bayou State and Medtown North Georgia, regardless of whether the Exchange Transaction has been consummated.
          “Tangible Property” means all furniture, furnishings, machinery, equipment, vehicles and other tangible personal property owned or leased by the Companies or the Subsidiaries and used or held for use primarily in the operation or conduct of the Business.
          “Tax” or “Taxes” means any federal, state, local or foreign taxes, including, without limitation, income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, net worth, franchise, profits, withholding, social security (or similar), sales, use, transfer, registration, value added, real estate, ad valorem, property, alternative or add-on minimum, estimated, or other tax, custom, duty or other like assessment or charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, imposed by any U.S. federal, state, local or non-U.S. taxing authority.

          “Tax Covenants” means the covenants and obligations of the Companies, the Selling Members or the Selling Party Representative under Section 2.10(a), Section 2.10(e), Section 6.01(b)(xxi) and (xxii) and Article VII.
          “Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns, claim for refund or amended return) required to be filed with or supplied to a Tax authority relating to any Taxes, including any schedules attached thereto.
          “Third Party” means any Person other than the Companies, the Subsidiaries or any other Affiliate of the Companies.
          “Third Party Software” means all Software used by the Companies or any of the Subsidiaries the title to which is held by a Third Party, but excluding Off-The-Shelf Software.
          “Transaction” means, collectively, the transactions contemplated by this Agreement.
          “Transaction Expenses” means all fees, costs and expenses, payments, expenditures or Liabilities incurred or to be incurred by the Companies, the Subsidiaries, the Selling Party Representative and/or the Selling Members prior to the Closing Date, whether or not invoiced prior to the Closing Date, that relate to the Agreement or the Transaction, including any fees, costs or expenses payable to the Companies’ or the Subsidiaries’ outside legal counsel or to any financial advisor, accountant or other Person who performed services for or on behalf of the Companies or the Subsidiaries, and the premiums and costs paid to procure the D&O “tail” insurance policy pursuant to Section 6.10 hereof, or who is otherwise entitled to any compensation from the Companies or the Subsidiaries, in connection with the Agreement, the Transaction, or the process resulting in such transactions.
     “Unfilled Prescriptions” means all prescriptions of Medtown South that have not been filled by Medtown South prior to or at the Closing.
          “Working Capital” means and includes:
          (i) the consolidated current assets of Medfusion and its Subsidiaries (including cash and cash equivalents, and excluding any loan receivable from Medtown South) and the current assets of Medtown South included in the Purchased Assets, less
          (ii) the consolidated current liabilities of Medfusion and its Subsidiaries, and the current liabilities of Medtown South included in the Assumed Liabilities excluding (A) Transaction Expenses and (B) any amounts included or reflected in the definition of Closing Date Indebtedness Amount.
     “Working Capital Target” means negative Two Hundred Thirty-Nine Thousand Dollars ($239,000).

          Section 1.02 Other Defined Terms. The following terms have the meanings defined for such terms in the Sections set forth below:

Term	Section
Adjustment Amount	Section 2.08(c)
After-Tax Basis	Section 9.07
Allocation Schedule	Section 2.10(b)
Antitrust Division	Section 6.05(a)
Assumed Liabilities	Section 2.01(b)
Assumed Medtown South Contracts	Section 2.01(b)
Audited Financial Statements	Section 4.06(a)
Bayou Check-the-Box Election	Section 7.05
Bayou State	Section 1.01
Business	Recitals
Cap	Section 9.03(a)
Closing	Section 2.03
Closing Date	Section 2.03
CMS	Section 4.08(a)
Company Change of Control Event	Section 2.09(e)(iv)
Company Units	Recitals
Continuing Employees	Section 6.08(a)
CPR	Section 11.13(b)
CPR Rules	Section 11.13(b)
Defense Notice	Section 9.05
Determination Date	Section 2.08(b)
Dispute	Section 11.13(a)
Dispute Notice	Section 11.13(b)
Disputing Party	Section 11.13(a)
DOJ	Section 4.08(a)
Earn-Out Consideration	Section 2.09(b)
Earn-Out Deliveries	Section 2.09(d)
Earn-Out Financial Statements	Section 2.09(d)
Earn-Out Year	Section 2.09(c)
Environmental Laws	Section 4.19(a)
Escrow Agent	Section 9.06(c)
Escrow Fund	Section 9.06(c)
Escrow Termination Date	Section 9.06(d)
Estimated Closing Date Indebtedness Amount	Section 2.02
Estimated Closing Date Working Capital	Section 2.02
Excluded Assets	Section 2.01(b)
Excluded Liabilities	Section 2.01(b)
Excluded Matters	Section 9.06(b)
Excluded Taxes	Section 7.01
FDA	Section 4.08(a)
Financial Statements	Section 4.06(a)

Term	Section
FTC	Section 6.05(a)
Fundamental Representations	Section 9.01
Gross Profit Statement	Section 2.09(d)
Gross Profit Target	Section 2.09(b)
HIPAA	Section 4.09
HITECH	Section 4.09
Indemnification Receivable	Section 6.13
Indemnified Event	Section 9.07
Indemnity Period	Section 9.01
Insurance Policies	Section 4.16
Intended Tax Treatment	Section 2.10(a)
Interim Balance Sheet	Section 4.06(a)
Losses	Section 9.02
Manage	Section 4.19(d)
Material Contracts	Section 4.15
Medfusion 401(k) Plans	Section 6.08(e)
Medtown North Georgia	Section 1.01
Medtown South	Section 1.01
Morrison	Section 6.09
Negotiation Period	Section 11.13(a)
New Benefit Plans	Section 6.08(a)
OIG	Section 4.08(a)
Party(ies)	First Paragraph of Agreement
Payee Audit	Section 2.09(d)
PDF	Section 11.02
Personal Guarantee	Section 4.15(a)(vi)
Professional Authorizations	Section 4.10
Purchased Assets	Section 2.01(b)
Purchaser Claims	Section 9.03(a)
Purchaser Indemnified Party(ies)	Section 9.02
Releasee(s)	Section 9.09
Restricted Period	Section 6.11(c)
Retail Pharmacy	Section 6.11(c)
Selling Party Indemnified Party(ies)	Section 9.04(a)
Selling Party Representative	Section 9.08(a)
Selling Party Representative Account	Section 9.08(d)
Selling Party Representative Account Fund	Section 9.08(d)
Selling Party Representative Account Release Date	Section 9.08(d)
Significant Holders	Section 4.08(a)
Significant Payors	Section 4.21
Tax Consideration	Section 2.10(b)

Term	Section
Threshold	Section 9.03(a)
Transfer Taxes	Section 7.02
Unaudited Financial Statements	Section 4.06(a)
          Section 1.03 Construction. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, and references to the singular include the plural, (b) references to any gender include the other gender, (c) the words “include,” “includes” and “including” do not limit the preceding terms or words and will be deemed to be followed by the words “without limitation”, (d) the terms “hereof,” “herein,” “hereunder,” “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (e) the terms “day” and “days” mean and refer to calendar day(s) and (f) the terms “year” and “years” mean and refer to calendar year(s). Unless otherwise set forth herein, references in this Agreement to (a) any document, instrument or agreement (including this Agreement) include (1) all exhibits, schedules and other attachments thereto, (2) all documents, instruments or agreements issued or executed in replacement thereof and (3) such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (b) a particular Law means such Law as amended, modified, supplemented or succeeded, from time to time and in effect through the Closing Date. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified. This Agreement will not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it. All accounting terms not specifically defined herein will be construed in accordance with GAAP.
ARTICLE II
PURCHASE AND SALE
          Section 2.01 Purchase and Sale.
               (a) Upon the terms and subject to the conditions of this Agreement and in reliance on the representations and warranties contained herein, on the Closing Date (as defined below), each Selling Member, severally and not jointly, shall sell, transfer, assign, convey and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept all of such Selling Member’s right, title and interest in the Company Units owned by such Selling Member, as identified on Schedule I hereto, free and clear of all Liens thereon for the applicable payments set forth in Section 2.02 below.
               (b) (i) Purchased Assets. Upon the terms and subject to the conditions of this Agreement and in reliance on the representations and warranties contained herein, on the Closing Date, Medtown South shall sell, transfer, assign, convey and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from Medtown South, free and clear of all Liens, the following assets and properties of Medtown South as the same shall exist on the Closing Date (collectively, the “Purchased Assets”), including all right, title and interest of Medtown South in, to and under:
(A)	all Unfilled Prescriptions;

(B)	all inventory;

(C)	all Tangible Property of Medtown South;

(D)	all Medtown South Intellectual Property;

(E)	all Contracts listed in Section 2.01(b)(i)(E) of the Disclosure Schedule (the “Assumed Medtown South Contracts”);

(F)	all rights, claims or causes of action against third parties relating to the assets, properties, business or operations of Medtown South with respect to the Purchased Assets arising out of transactions occurring prior to the Closing Date; and

(G)	all Business Records of Medtown South relating to the Purchased Assets and all Prescription Records of Medtown South.
          (ii) Excluded Assets. Notwithstanding the provisions of Section 2.01(b)(i), the Purchased Assets shall not include any of the items set forth in Exhibit J (herein referred to collectively as the “Excluded Assets”).
          (iii) Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Purchaser shall assume and agree to discharge the following obligations of Medtown South in accordance with their respective terms and subject to the respective conditions thereof:
(A)	all liabilities and obligations of Medtown South solely with respect to the Purchased Assets reflected in Closing Date Working Capital, as determined pursuant to Section 2.08, but only up to the amount reflected in the Adjustment Amount;

(B)	all liabilities and obligations of Medtown South solely with respect to the Assumed Medtown South Contracts to be paid or performed after the Closing Date, except (x) in each case, to the extent such liabilities and obligations, but for a breach or default by Medtown South, would have been paid, performed or otherwise discharged on or prior to the Closing Date or to the extent the same arise out of any such breach or default and (y) in each case, to the extent such liabilities or obligations would be required to be reflected in Closing Date Working Capital and were not so reflected in Closing Date Working Capital and not taken into account as a deduction in determining Adjustment Amount pursuant to Section 2.08; and

(C)	all liabilities and obligations in respect of Taxes for which Purchaser is liable pursuant to Section 7.01(b).

(D)	All of the foregoing liabilities and obligations to be assumed by Purchaser hereunder (excluding any Excluded Liabilities) are referred to herein as the “Assumed Liabilities.”
          (iv) Excluded Liabilities. Purchaser shall not assume or be obligated to pay, perform or otherwise discharge any liabilities or obligations of Medtown South, direct or indirect, known or unknown, absolute or contingent, not expressly assumed by Purchaser pursuant to the Instrument of Assumption (all such liabilities and obligations not being assumed being herein called the “Excluded Liabilities”) and, notwithstanding anything to the contrary in Section 2.01(b)(iii), none of the following shall be Assumed Liabilities for purposes of this Agreement:
(A)	any payables, expenses or other liabilities or obligations of Medtown South not individually listed in Closing Date Working Capital and reflected in the Adjustment Amount;

(B)	any liabilities or obligations in respect of Taxes for which the Selling Parties are liable pursuant to Section 7.01(b);

(C)	any payables and other liabilities or obligations of Medtown South to any of Medtown South’s Affiliates;

(D)	any liabilities or obligations in respect of any Excluded Assets;

(E)	any liabilities in respect of lawsuits, claims, suits, proceedings or investigations relating to the period prior to the Closing (including any of the foregoing relating to the failure or the alleged failure by Medtown South to comply with applicable Laws or perform its obligations or otherwise comply with the terms of this Agreement or any Seller

Agreement), including those matters set forth in Section 4.09(h) of the Disclosure Schedule;

(F)	all liabilities and obligations, including any claims, actions or proceedings, regardless of when made or asserted, relating to, resulting from or arising out of the operation of the business of Medtown South on or prior to the Closing Date (except to the extent individually identified as a dollar amount in Closing Date Working Capital and reflected in the Adjustment Amount);

(G)	any liability under or with respect to a Medtown South Benefit Plan or Medtown South Benefit Arrangement or arising in connection with the employment and pay practices of Medtown South; or

(H)	except to the extent individually identified as a dollar amount in Closing Date Working Capital and reflected in the Adjustment Amount, any other liabilities or obligations relating to, in respect of, or that may become owed to, employees of Medtown South.
          Section 2.02 Payment of Closing Consideration. At the Closing, the Purchaser shall make a wire transfer of immediately available funds to pay or deposit, as applicable, (a) the Transaction Expenses on behalf of the Companies which shall be set forth on a schedule that the Companies shall deliver to the Purchaser two (2) Business Days prior to the Closing Date, (b) Eight Million Dollars ($8,000,000) in the Escrow Fund as provided in Section 9.06, (c) Two Hundred and Fifty Thousand Dollars ($250,000) into the Selling Party Representative Account Fund in accordance with Section 9.08, (d) Five Hundred Eighty Eight Thousand Eight Hundred Dollars ($588,800) to Medtown South, and (e) the balance of the Closing Consideration, reduced by the deductions pursuant to clauses (a) through (d) of this Section 2.02, Pro Rata to the Selling Members at the Closing to the accounts of the Selling Members designated on Schedule I hereto. At least two (2) Business Days prior to the Closing, the Companies shall deliver to the Purchaser a schedule prepared by the Chief Financial Officer(s) of the Companies setting forth good faith written estimates of the Closing Date Indebtedness Amount and the Closing Date Working Capital, which estimates shall be reasonably acceptable to the Purchaser and shall be referred to respectively as the “Estimated Closing Date Indebtedness Amount” and the “Estimated Closing Date Working Capital.”
          Section 2.03 Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Company Units and the Purchased Assets shall take place at a closing (the “Closing”) to be held at 10:00 a.m., Pacific Standard time, on the later to occur of the second Business Day following the satisfaction or waiver of all other conditions to the obligations of the parties set forth in Article VIII, at the offices of Morrison & Foerster LLP,

12531 High Bluff Drive, Suite 100, San Diego, California 92130 or at such other time or on such other date or at such other place as the Selling Party Representative and the Purchaser may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).
          Section 2.04 Signing Deliveries by the Selling Members and the Companies. Concurrent with the execution of this Agreement, the Selling Members and the Companies shall deliver or provide to the Purchaser:
               (a) the Employment Agreements duly and validly executed by each of Jeffrey D. Vernon, Robert Wamble, William R. White and Lee Merritt;
               (b) the Indemnification Guarantees duly and validly executed by each of Jeffrey D. Vernon, JDV 2009 Trust, u/t/a dated October 1, 2009, Christopher D. Vernon, CDV 2010 Trust, u/t/a dated September 17, 2010, William R. White and WRW 2010 Trust, u/t/a dated September 8, 2010.
               (c) the Noncompetition Agreements duly and validly executed by each of Jeffrey D. Vernon, Christopher D. Vernon, William R. White and Chris Simpson; and
               (d) the Exchange Agreement duly and validly executed by each of the Company, Joseph Troy Tate, JDV 2009 Investments, LLC, Matthew H. Fontenot, Robert Ehlers, Chris Baggett, Chris Simpson and Rebecca Klaus.
          Section 2.05 Closing Deliveries by the Selling Members and the Companies. At the Closing, the Selling Members and the Companies shall deliver or provide to the Purchaser:
               (a) Instruments of transfer and assignment of membership interest in the form attached hereto as Exhibit C executed by each Selling Member in respect of the Company Units held by such Selling Member;
               (b) Instrument of transfer and assignment of the Purchased Assets in the form attached hereto as Exhibit D executed by Medtown South;
               (c) signed copies of any consents and approvals necessary in accordance with Section 6.05;
               (d) a certificate, dated as of the Closing Date, duly and validly executed by the Chief Executive Officer and Chief Financial Officer of the Companies, certifying as to the matters in Section 8.02(a) and substantially in the form of Exhibit E;
               (e) a certificate, dated as of the Closing Date, duly and validly executed by each Selling Member, certifying as to the matters in Section 8.02(a) and substantially in the form of Exhibit F;
               (f) a copy of the Articles of Organization of the Companies, certified as of a recent date by the Secretary of State of the State of Alabama;

               (g) good standing certificates or equivalent for the Companies, dated no earlier than ten days before the Closing Date, from the applicable jurisdiction of formation or organization;
               (h) a certificate of an officer of the Company as to: (i) no amendments to the Articles of Organization since a specified date; (ii) the Operating Agreement; (iii) the incumbency and signatures of the officers of the Companies executing this Agreement and the documents delivered pursuant hereto and (iv) copies of the resolutions duly adopted by the managers and members of the Companies authorizing the Companies to execute, deliver and perform this Agreement and to consummate the Transaction, certified by an officer as in full force and effect, without modification or rescission, on and as of the Closing Date;
               (i) pay-off letters, lien releases and other evidence reasonably satisfactory to the Purchaser from the applicable lenders with respect to the Company Indebtedness and all Third Parties with respect to Transaction Expenses;
               (j) the Escrow Agreement duly and validly executed by the Selling Members and Medtown South;
               (k) all consents required by Sections 8.02(e) and 8.02(f);
               (l) estoppel certificates from the landlords in respect of the Leased Real Property;
               (m) resignations of Medfusion’s managers and directors, except as otherwise directed by the Purchaser;
               (n) a properly completed and executed Form 8832, prepared pursuant to Section 7.05 of this Agreement, and effecting the Bayou Check-the-Box Election, in the form filed or to be filed, in accordance with Section 7.05, with the IRS at the appropriate Service Center as indicated on such Form 8832; and
               (o) all such other instruments of assignment, transfer or conveyance as the Purchaser may reasonably request or as may be otherwise necessary to evidence and effect the sale, transfer, assignment, conveyance and delivery of the Company Units and the Purchased Assets to the Purchaser and to put the Purchaser in actual possession and control of the Company Units and the Purchased Assets free and clear of all Liens.
          Section 2.06 Signing Deliverables by the Purchaser. Concurrent with the execution of this Agreement, the Purchaser shall deliver to the Selling Members and the Companies the Employment Agreements and Noncompetition Agreements duly and validly executed by the Purchaser.
          Section 2.07 Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver to the Selling Members and the Companies:
               (a) the Closing Consideration as provided in Section 2.02;

               (b) an instrument of assumption for the Assumed Liabilities in the form attached hereto as Exhibit G executed by the Purchaser;
               (c) a certificate, dated as of the Closing Date, duly and validly executed by the President or the Chief Financial Officer of the Purchaser, certifying as to the matters in Section 8.01(a) and substantially in the form of Exhibit H;
               (d) a certificate of the Secretary of the Purchaser as to: (i) the incumbency and signatures of the officers of the Purchaser executing this Agreement, the Escrow Agreement and the documents delivered pursuant hereto and (ii) copies of the resolutions duly adopted by the board of directors of the Purchaser authorizing the Purchaser to execute, deliver and perform this Agreement, the Escrow Agreement and to consummate the Transaction, certified by the Secretary as in full force and effect, without modification or rescission, on and as of the Closing Date;
               (e) the Escrow Agreement duly and validly executed by the Purchaser and the Escrow Agent; and
               (f) all such other documents and instruments as the Selling Members may reasonably request or as may be otherwise necessary to effect the Transaction.
          Section 2.08 Post-Closing Working Capital, Cash and Indebtedness Adjustments.
               (a) On or before the date that is sixty (60) calendar days following the Closing Date, the Purchaser shall prepare and deliver to the Selling Party Representative a calculation of the Closing Date Working Capital and the Closing Date Indebtedness Amount. Such amounts shall be calculated in accordance with GAAP, whether or not in accordance with the historical accounting principles, practices, procedures, policies and methodologies of the Companies, giving effect to any changes or adjustments to the applicable balance sheet items as a result of the Transaction. To the extent that GAAP permits alternate treatments of any item comprising Closing Date Working Capital, the particular treatment used in the preparation of the Audited Financial Statements shall also be used in the preparation of the Closing Date Working Capital and Closing Date Indebtedness Amount calculations.
               (b) Upon delivery of such calculations, the Purchaser will provide the Selling Party Representative and its agents and representatives with access to the personnel and the books and records of the Purchaser and the Company to the extent related to the Selling Party Representative’s evaluation of the calculations of the Closing Date Working Capital and the Closing Date Indebtedness Amount. The Selling Party Representative may, on behalf of the Selling Members, dispute the calculation of the Closing Date Working Capital or the Closing Date Indebtedness Amount or any element relevant to the calculations of the Closing Date Working Capital and the Closing Date Indebtedness Amount by notifying the Purchaser of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within sixty (60) days after its receipt of the Purchaser’s calculations. In the event that the Selling Party Representative does not provide such a notice of disagreement within such sixty (60) day period, the Selling Party Representative and the Selling Members shall be deemed to have accepted the calculation of the Closing Date Working Capital and the Closing Date Indebtedness Amount delivered by the Purchaser, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, the Purchaser and the Selling Party Representative shall use their commercially reasonable efforts for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculation of the Closing Date Working Capital and the Closing Date Indebtedness Amount. If the Purchaser and the Selling Party Representative are unable to resolve such disagreements within such time period, then, at any time thereafter, either the Selling Party Representative or the Purchaser may engage the Auditor to resolve any remaining disagreements. If the Auditor is so engaged, the Selling Party Representative and the Purchaser shall make, and hereby agree to make, readily available to the Auditor all relevant personnel and books and records of the Company and any other documents reasonably necessary for the Auditor to make its determination under this Section 2.08(b). The Auditor shall determine as promptly as practicable (i) whether the Purchaser’s calculations were prepared in accordance with the standards set forth in Section 2.08(a) with respect to the remaining disagreements submitted to the Auditor and whether and to what extent (if any) the Closing Date Working Capital or the Closing Date Indebtedness Amount requires adjustment and (ii) the extent to which each Party prevailed in the dispute in accordance with the provisions of this Agreement. The determination of the Auditor shall be final, conclusive and binding on the Parties. The fees and expenses of the Auditor pursuant to this Section 2.08 shall be borne by the Purchaser and the Selling Party Representative in inverse proportion as they may prevail on matters resolved by the Auditor pursuant to clause (ii) above. The date on which the Closing Date Working Capital and the Closing Date Indebtedness Amount are finally determined in accordance with this Section 2.08 is hereinafter referred as to the “Determination Date.”
               (c) The “Adjustment Amount” means an amount (which may be positive or negative) equal to (i) the Closing Consideration as calculated using the Closing Date Working Capital and the Closing Date Indebtedness Amount as determined in accordance with this Section 2.08 in lieu of using the Estimated Closing Date Working Capital and Estimated Closing Date Indebtedness Amount, respectively, in accordance with the definition of Closing Consideration, minus (ii) the Closing Consideration that formed the basis for the payments at the Closing as determined pursuant to Section 2.02.
               (d) If the Adjustment Amount is a positive number, then within five (5) days after the Determination Date the Purchaser shall pay the Adjustment Amount to the Selling Party Representative, to be disbursed to the Selling Parties Pro Rata.
               (e) If the Adjustment Amount is a negative number, then within five (5) days after the Determination Date, the Purchaser and the Selling Party Representative shall issue instructions to the Escrow Agent to release to the Purchaser an amount equal to the absolute value of the Adjustment Amount.
               (f) The Parties agree that any payments made pursuant to this Section 2.08 shall be treated for all Tax purposes as an adjustment to the Closing Consideration unless otherwise required by Law.

          Section 2.09 Earn-Out.
               (a) In addition to the Purchase Price, the Selling Parties shall have the opportunity to earn, and the Purchaser shall pay to such Persons, subject to the terms and conditions set forth in this Section 2.09, additional cash proceeds, in an aggregate amount of up to Five Million, Five Hundred Thousand Dollars ($5,500,000), calculated and determined in the manner set forth in this Section 2.09.
               (b) If Medfusion’s gross profit together with the gross profit generated by the Purchased Assets as contemplated in paragraph (d)(i) of this Section 2.09 for the twelve (12) month period ending on December 31, 2012 (the “Earn-Out Year”) is greater than Thirty-Six Million Dollars ($36,000,000) (the “Gross Profit Target”), Purchaser shall pay a total aggregate amount equal to $5.50 for every $1 of gross profit in excess of the Gross Profit Target, Pro Rata to the Selling Parties, up to a maximum of Five Million, Five Hundred Thousand Dollars ($5,500,000) in the aggregate (the “Earn-Out Consideration”) within 45 days of the final determination of the Earn-Out Consideration pursuant to Section 2.09(c), and deliver to each Selling Party his, her or its Pro Rata share of such Earn-Out Consideration by wire transfer of immediately available funds pursuant to the Selling Members’ wire instructions previously delivered to the Purchaser.
               (c) As soon as reasonably practicable after December 31, 2012, but in no event later than March 31, 2013, Purchaser shall (i) prepare or cause to be prepared in accordance with GAAP (to the extent that GAAP permits alternate treatments in calculating gross profit, the particular treatment used in the preparation of the historical financial statements of Purchaser shall be used) (A) Medfusion’s balance sheet and statements of income for the Earn-Out Year, which Purchaser shall cause, at Purchaser’s expense, to be audited in accordance with GAAP by KPMG LLP (or Purchaser’s then current audit firm) (collectively, the “Earn-Out Financial Statements”), and (B) a statement (the “Gross Profit Statement”) setting forth the amount of gross profit (as set forth in the Earn-Out Financial Statements) and the calculation of the amounts of the Earn-Out Consideration, if any, in reasonable detail (collectively, the “Earn-Out Deliveries”), and (ii) deliver the Earn-Out Deliveries to the Selling Party Representative, on behalf of the Selling Parties. Upon delivery of such calculations, the Purchaser will provide the Selling Party Representative and his agents and representatives with reasonable access to the personnel and the books and records of the Purchaser and Company to the extent related to the Selling Party Representative’s evaluation of the Earn-Out Deliveries and related calculations. The Selling Party Representative may dispute the calculation of the Earn-Out Consideration or any element relevant to the calculations of the Earn-Out Consideration by notifying the Purchaser of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, to the extent practicable given the information set forth in the Gross Profit Statement, within thirty (30) days after its receipt of the Earn-Out Deliveries. In the event that the Selling Party Representative does not provide such a notice of disagreement within such thirty (30) day period, the Selling Party Representative shall be deemed to have accepted the calculations of the Earn-Out Consideration, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, the Selling Party Representative may, at his expense, engage a certified independent accounting firm of national reputation to conduct an audit of Medfusion (“Payee Audit”). The Payee Audit shall be conducted during regular business hours of Medfusion and in a manner that does not cause unreasonable disruption to Medfusion’s or Purchaser’s business operations. If the Payee Audit reveals a shortfall in the Earn-Out Consideration of 5% or more from the Earn-Out Consideration set forth in the Earn-Out Deliveries, the Selling Party Representative shall direct the accounting firm that has conducted the Payee Audit to provide the Purchaser with written notice of such shortfall. The Purchaser shall have 30 days after receipt of such notice to dispute the results of the Payee Audit. If the Purchaser does not dispute the result of the Payee Audit within such thirty-day period, Purchaser shall make prompt payment to the Selling Parties of such shortfall and pay or reimburse all reasonable expenses incurred for the Payee Audit. If Purchaser provides written notice to the Selling Party Representative within such thirty-day period to dispute the results of the Payee Audit, the parties shall submit the matter for binding arbitration in accordance with Section 11.13.
               (d) The Parties acknowledge and agree that the Earn-Out Consideration is a significant portion of the consideration to be paid in the Transaction and Purchaser hereby covenants and agrees as follows:
               (i) Subject to clause (iv) below of this Section 2.09(d), Purchaser shall operate Medfusion and the Subsidiaries as stand-alone entities from the Closing Date through the end of the Earn-Out Year (it being understood and agreed that the Purchased Assets may be operated by any Affiliate of the Purchaser but any gross profit generated by the Purchased Assets will be tracked and counted as gross profit for purposes of this Section 2.09);
               (ii) To the extent gross profit benefits are realized in the Business as a result of the Transaction or its integration with the Purchaser and its business from the Closing Date through the end of the Earn-Out Year, including incremental discounts from wholesalers and cost reductions from direct purchasing agreements negotiated with manufacturers, the Selling Parties will receive the benefits of those improvements in the calculation of the gross profit for purposes of determining the Earn-Out Consideration;
               (iii) Prior to the transfer of prescriptions filled by Purchaser or its Affiliates prior to the Closing Date to the business of Medfusion for fulfillment, the Selling Party Representative and the Purchaser will mutually agree in good faith and in writing to an appropriate adjustment in the Gross Profit Target to reflect such adjustments in prescription volume; and
               (iv) From the Closing Date through the end of the Earn-Out Year, Purchaser will conduct the Business in a commercially reasonable manner. It is the current intention of the Purchaser that following the Closing Date Medfusion will remain a wholly owned subsidiary of Purchaser, but nothing herein shall give the Selling Parties any rights to prevent the merger or consolidation of Medfusion into Purchaser, any Affiliate of Purchaser (excluding, for this purpose, Medfusion or the Subsidiaries) or any third Person or any sale, transfer or other disposition of a majority of the equity interests in, or all or substantially all of the assets of, Medfusion and its Subsidiaries to any third Person (each a “Company Change of Control Event”). Upon the occurrence of a Company Change of Control Event between the Closing Date through the end of the

Earn-Out Year, the Earn-Out Consideration shall accelerate and be payable in full Pro Rata to the Selling Parties within twenty (20) days of the consummation of such Company Change of Control Event. Notwithstanding the foregoing, Purchaser shall support the Business after the Closing in a commercially reasonable manner that would not as its purpose (i) cause diminution of the Earn-Out Consideration or (ii) deprive the Selling Parties of a full and fair opportunity to receive payment of the Earn-Out Consideration hereunder as is dependent on the performance of the Business.
          Section 2.10 Tax Treatment; Allocation of Closing Consideration and Adjustment Amount.
               (a) Purchaser and the Selling Members agree, for federal income Tax purposes, that the Bayou Check-the-Box Election, Exchange Transaction and sale of the Company Units and Purchased Assets pursuant to this Agreement shall be treated as follows: (1) in accordance with Treas. Reg. §301.7701-3(c)(1), the Bayou Check-the-Box Election shall be treated as if Bayou State distributed all of its assets and liabilities to its members in liquidation of Bayou State, and immediately thereafter the members contributed all of the distributed assets and liabilities to a newly formed limited liability company taxable as a partnership (in accordance with Treas. Reg. §301.7701-3(g)(1)(ii)) as of a time immediately before the close of the day before the Bayou Check-the-Box Election is effective (in accordance with Treas. Reg. §301.7701-3(g)(3)(i)), with any resulting income or gain recognized by the Company as a result of the Bayou Check-the-Box Election allocated to the members of Bayou State pursuant to Section 1366(a)(1) of the Code and the Treasury Regulations thereunder; (2) the Exchange Transaction shall be treated, as to each of Bayou State, Medtown North Georgia, the Company, and the respective members thereof, consistent with Situation 2 of Revenue Ruling 99-6, 1999-1 C.B. 432, and Section 721 of the Code; (3) the purchase of the Company Units pursuant to this Agreement shall be treated in accordance with Situation 2 of Revenue Ruling 99-6, 1999-1 C.B. 432; and (4) the purchase of the Purchased Assets pursuant to this Agreement shall be treated as a taxable purchase from Medtown South of the Purchased Assets (the “Intended Tax Treatment”).
               (b) As soon as practicable after the determination of the Adjustment Amount, Purchaser shall prepare and deliver to the Selling Party Representative an allocation schedule (the “Allocation Schedule”) setting forth Purchaser’s allocation of the Closing Consideration, Adjustment Amount and liabilities of the Companies (to the extent includible in the cost of the assets of the Companies for income tax purposes) (the “Tax Consideration”) to the assets of the Companies and the Subsidiaries, which shall be consistent with Section 1060 of the Code and the Treasury Regulations thereunder. The Allocation Schedule shall be subject to the review and approval (which approval shall not be unreasonably withheld) of the Selling Party Representative.
               (c) If the Tax Consideration changes at any time after the Allocation Schedule is prepared by Purchaser and provided to the Selling Party Representative, Purchaser shall prepare and provide to the Selling Party Representative within sixty (60) days after such change a revised Allocation Schedule that reflects the change and is prepared in accordance with Section 2.10(b), which shall be subject to the review and approval (which approval shall not be unreasonably withheld) of the Selling Party Representative.

               (d) Any dispute with respect to the Allocation Schedule shall be resolved in the same manner as disputes are resolved pursuant to Section 2.08(b). The Parties shall promptly advise each other of the existence of any Tax audit or other Action related to the allocation hereunder.
               (e) The Parties shall, and shall cause their respective Affiliates and Subsidiaries to, file all Tax Returns consistent with the Intended Tax Treatment and the Allocation Schedule. No Selling Party shall file any Tax Return inconsistent with the federal income tax classification after the Closing of Medfusion, Bayou Sate and Medtown North Georgia as entities disregarded as separate from Purchaser.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLING MEMBERS
          Each Selling Member (after giving effect to, and assuming the consummation of, the Exchange Transaction), severally and not jointly, represents and warrants to the Purchaser as follows:
          Section 3.01 Power, Authority and Organization of the Selling Member. The Selling Member has the right, power and authority or capacity to execute, deliver and perform this Agreement and the Seller Agreements to which the Selling Member is a party and to consummate the Transaction and the transactions contemplated by the Seller Agreements. The execution, delivery and performance of this Agreement and the Seller Agreements, and the consummation of the Transaction and the transactions contemplated by the Seller Agreements have been duly and validly authorized by all necessary action on the part of the Selling Member. This Agreement and the Seller Agreements to which the Selling Member is a party have been duly and validly executed and delivered by the Selling Member and (assuming due authorization, execution and delivery by the other Parties hereto and thereto) constitute such Selling Member’s legal, valid and binding obligation, enforceable in accordance with its terms, except insofar as the enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditor’s rights generally, or by principles governing the availability of equitable remedies.
          Section 3.02 No Conflict. The execution and delivery of this Agreement and the Seller Agreements to which the Selling Member is a party by the Selling Member, the consummation of the Transaction and the transactions contemplated by the Seller Agreements by the Selling Member, and the performance of the covenants and agreements of the Selling Member herein and therein will not, with or without the giving of notice or the lapse of time, or both: (a) violate or conflict with any of the provisions of any Organizational Instrument of such Selling Member (if any); (b) violate, conflict with or result in a breach or default under or cause termination of any term or condition of any material Contract to which such Selling Member is a party or by which such Selling Member or any of its properties may be bound; or (c) subject to receipt of the consents, approvals and other actions referred to in Section 4.04 or Section 4.05 of the Disclosure Schedule, violate in any material respect any Law, Governmental Order or Action of any Governmental Authority, to which such Selling Member is a party or by which such Selling Member or its properties may be bound.

          Section 3.03 Ownership of the Company Units. The Selling Member owns, of record and beneficially, the Company Units and the corresponding Percentage Interest set forth next to such Selling Member’s name on Schedule I; and such Company Units are validly issued, fully paid and nonassessable and are free and clear of any Liens. Other than such Company Units, the Selling Member owns no equity interest in the Company and has no right of any kind to have any such equity interest issued. Except for the Operating Agreement, the Selling Member is not a party to or bound by any Contract affecting or relating to its right to transfer or vote the Company Units.
          Section 3.04 Tax Representation. The Selling Member is not a “foreign person” within the meaning of Section 1445 of the Code.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANIES
          Except as set forth in the Disclosure Schedule (it being agreed that the disclosure of any information in a particular section or subsection of the Disclosure Schedule shall be deemed to be disclosed with respect to any other section or subsection of the Agreement to which the relevance of such information is reasonably apparent on its face), the Companies represents and warrants to the Purchaser as follows:
          Section 4.01 Organization; Books and Records; and Authority of the Company. (a) Each Company (i) is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Alabama, and (ii) is duly qualified to conduct business and is in good standing under the laws of each state as set forth on Section 4.01 of the Disclosure Schedule. No other jurisdiction has demanded, requested or otherwise indicated that either Company is required so to qualify on account of the ownership or leasing of its assets and properties or the conduct of the Business. Each Company has full power and authority required to own, lease and operate its assets and to carry on its business as now being conducted.
               (a) Each Company has furnished to the Purchaser true and complete copies of its Articles of Organization and Operating Agreement, each as in effect on the date hereof. Each Company is not in default under or in violation of any provision of its Articles of Organization and Operating Agreement. The Companies have also furnished to the Purchaser: (i) all available membership records of the Companies, including ledgers and copies of certificates (if any) issued by the Company; and (ii) all minutes and other records of all meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the members, the managers and any committees of the Companies (if any).
               (b) Each Company has all necessary power and authority to enter into this Agreement and the Seller Agreements to which the Company is a party, to carry out its obligations hereunder and thereunder and to consummate the Transaction and the transactions contemplated by the Seller Agreements. The execution and delivery of this Agreement and the Seller Agreements to which each Company is a party by the Company, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the Transaction and the transactions contemplated by the Seller Agreements have been duly authorized by all requisite action on the part of the Company its members and managers. This Agreement and the Seller Agreements to which each Company is a party have been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by the other parties hereto and thereto) this Agreement and the Seller Agreements constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except insofar as the enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditor’s rights generally, or by principles governing the availability of equitable remedies.
          Section 4.02 Subsidiaries.
               (a) As of the date hereof, the Companies have no subsidiaries. Each Person in which the Companies hold an equity interest is set forth in Section 4.02 of the Disclosure Schedule. As of the Closing Date, Bayou State and Medtown North Georgia will be the only subsidiaries of Medfusion.
               (b) Each Subsidiary is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation and is duly qualified to transact business as a foreign limited liability company and is in good standing under the laws of the State of Louisiana, in the case of Bayou State, and the laws of the State of Georgia, with respect to Medtown North Georgia, which jurisdictions are the only ones in which the ownership or leasing of such Subsidiary’s assets and properties or the conduct of such Subsidiary’s business requires such qualification, and no other jurisdiction has demanded, requested or otherwise indicated that such Subsidiary is required so to qualify. Each Subsidiary has full power and authority to own or lease and to operate and use its properties and assets and to carry on its business as now conducted.
               (c) True and complete copies of the Organizational Instruments, as amended to date, of each of the Subsidiaries have been made available to the Purchaser. True and complete copies of the minute books of each of the Subsidiaries have been made available to the Purchaser, and such minute books contain true and materially complete records of all meetings and other action taken by the respective members and managers and each of the Subsidiaries.
               (d) Section 4.02(d) of the Disclosure Schedule sets forth the authorized equity interests of each Subsidiary and indicates the number of issued and outstanding equity interests, the name of each owner and number of issued and outstanding units of equity interests of such Subsidiary owned by such owner, the number of issued equity interests held as treasury units (if any), the number of units of equity interests which have been repurchased or redeemed since January 1, 2006 and the number of units of equity interests unissued and not reserved for any purpose of each such Subsidiary, in each case as of the date of this Agreement and upon the consummation of the Exchange Transaction. Except as set forth in Section 4.02(d) of the Disclosure Schedule and except for this Agreement, there are no agreements, arrangements, options, warrants, calls, rights or commitments of any character relating to the issuance, sale, purchase or redemption of any equity interest of any of the Subsidiaries. All of the outstanding units of equity interests of each of the Subsidiaries are validly issued, fully paid and nonassessable. All of the outstanding equity interests of each of the Subsidiaries are owned of record and beneficially as set forth in Section 4.02(d) of the Disclosure Schedule, free from all Encumbrances, except as set forth in Section 4.02(d) of the Disclosure Schedule.
          Section 4.03 Capitalization.
               (a) The authorized capitalization of Medfusion consists of Class A Membership Interests and Class B Membership Interests with the Voting Points, Operating Interests and Percentage Interests (as defined in Medfusion’s Organizational Instruments) as set forth in Section 4.03 to the Disclosure Schedule, all of which are outstanding and which have the rights and privileges set forth in Medfusion’s Organizational Instruments. All Company Units have been duly authorized and validly issued and are fully paid and nonassessable. None of the Company Units has been issued in violation of, or is subject to, any preemptive or subscription rights, and all of the Units have been offered, issued, sold and delivered by the Company in compliance with all applicable federal and state securities Laws. Except as set forth on Section 4.03 to the Disclosure Schedule, there are no other equity securities of the Company outstanding.
               (b) With respect to Medfusion and the Subsidiaries: (i) there are no authorized or outstanding options, warrants, rights, agreements or commitments providing for the issuance, disposition or acquisition of any of its equity units or similar rights or the conversion into or exchange for any shares of its equity units or similar rights; (ii) there are no outstanding or authorized equity unit appreciation, phantom equity units or similar rights; and (iii) there are no agreements, voting trusts, proxies or understandings with respect to the voting, sale, transfer or registration under the Securities Act of 1933, as amended, of any of shares of its capital stock or equity interests.
          Section 4.04 No Conflict. Assuming all consents, approvals, authorizations and other actions described in Section 4.05 have been obtained and all filings and notifications listed in Section 4.05 of the Disclosure Schedule have been made, and except as described in Section 4.04 of the Disclosure Schedule, the execution, delivery and performance of this Agreement and the Seller Agreements by the Companies do not and will not (a) violate or conflict with the Organizational Instruments of the Companies or any of the Subsidiaries, (b) conflict with or violate in any material respect any Law or Governmental Order applicable to the Companies or any of the Subsidiaries or (c) result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien, except Permitted Liens, on any of the property of the Companies or any of the Subsidiaries pursuant to any Material Contract to which the Companies, the Subsidiaries or their respective properties are bound or affected.
          Section 4.05 Consents and Approvals. The execution and delivery of this Agreement and the Seller Agreements by the Companies do not, and the performance of this Agreement and the Seller Agreements by the Companies and the Selling Members will not, require any prior consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority, except as described in Section 4.05 of the Disclosure Schedule, including any filings under the HSR Act or federal or state securities or “blue sky” laws.

          Section 4.06 Financial Information.
               (a) The Company has attached to Section 4.06(a) of the Disclosure Schedule the following financial statements (collectively, the “Financial Statements”): (i) the balance sheet, and the related statement of operations, changes in members’ capital and cash flows, of Medfusion as of and for the fiscal year ended December 31, 2009 together with the notes thereto, audited by Pearce, Bevill, Leesburg, Moore, P.C. (the “Audited Financial Statements”); (ii) the unaudited balance sheets and the related statements of operations of each of Bayou State and Medtown South as of and for the fiscal year ended December 31, 2009; and (iii) the unaudited consolidated balance sheet (the “Interim Balance Sheet”), and the related unaudited consolidated statement of operations of Medfusion, Bayou State and Medtown South, each as of and for the ten months ended October 31, 2010 (together with the financial statements referred to in clause (ii) above, the “Unaudited Financial Statements”). The Financial Statements are consistent with the Business Records, are correct and complete in all material respects and present fairly in all material respects the financial position of the Companies as of the respective dates thereof and the results of the operations and cash flows for the periods covered thereby, all in conformity with GAAP; provided, however, that the Unaudited Financial Statements do not include statements of changes in members’ capital accounts or cash flows, do not contain any of the footnotes required by GAAP and the information therein is subject to year-end adjustments consistent with past practice.
               (b) Section 4.06(b) of the Disclosure Schedule contains an accurate and complete list of the Liabilities of the Companies and the Subsidiaries reflected on the Interim Balance Sheet, including (i) accounts payable, (ii) accrued expenses and reserves, itemized by category, (iii) deferred revenues, identified by category, and (iv) other current and long-term liabilities. Except as set forth in Section 4.06(b) of the Disclosure Schedule, there are no material Liabilities of the Companies or the Subsidiaries, except for Liabilities reflected, reserved for or disclosed in the Interim Balance Sheet and Liabilities incurred since October 31, 2010 in the ordinary course of business, consistent with past practice and not in breach or violation of any of the representations or warranties of Section 4.07.
          Section 4.07 Absence of Certain Changes or Events. Since December 31, 2009, except as disclosed in the Interim Balance Sheet or in Section 4.06(b) or Section 4.07 of the Disclosure Schedule or as contemplated by this Agreement, there has not been any:
               (a) Company Material Adverse Effect;
               (b) change by the Companies or the Subsidiaries in accounting methods, principles or practice;
               (c) material transaction by the Companies or the Subsidiaries outside the ordinary course of business consistent with past practices;
               (d) action or failure to take action by the Companies or the Subsidiaries, or any agreement with respect thereto, that would constitute a breach of Section 6.01 if such action or failure to act were taken between the date of this Agreement and the Closing Date;

               (e) declaration, setting aside or payment in respect of any shares of capital stock or other equity interest of the Companies or the Subsidiaries or any repurchase, redemption or other acquisition by the Companies of any membership interests;
               (f) loans, advances or capital contributions to, or investments in, any Person other than by the Companies in the ordinary course of business;
               (g) Lien of or on any asset or property of the Companies; or
               (h) institution or settlement of any Action against or relating to the Companies.
          Section 4.08 Absence of Legal Proceedings, Audits, Investigations, and Enforcement Actions. Except as set forth in Section 4.08 of the Disclosure Schedule:
               (a) There are no Actions pending or, to the Knowledge of the Companies, threatened against the Companies or the Subsidiaries or any of their respective officers, directors, employees, property, or individuals with direct or indirect Percentage Interest (or any combination thereof) of five percent (5%) or more (each, a “Significant Holder”), including without limitation, any claim, suit, proceeding, hearing, enforcement, audit, inspection, monitoring, investigation, arbitration, or other Action by the Department of Justice (“DOJ”), the U.S. Department of Health and Human Services Office of Inspector General (“OIG”), the Centers for Medicare and Medicaid Services (“CMS”), the Food and Drug Administration (“FDA”), any state Attorney General, any state Medicaid Agency, any other Federal or state Governmental Authority, trade association, professional review organization, professional accreditation organization, or professional standards setting organization for the purpose of evaluating any alleged improper activity. Except as set forth in Section 4.08 of the Disclosure Schedule, none of the Companies and the Subsidiaries nor any asset of the Companies or any of the Subsidiaries is subject to any outstanding and unsatisfied Governmental Order.
               (b) None of the Companies and the Subsidiaries nor, to the Companies’ Knowledge, any of their respective Significant Holders, have been convicted, charged or, to the Company’s Knowledge, investigated for, or is being investigated for (i) criminal offenses relating to the delivery of an item or service to any third party payor, federal healthcare program (as such term is defined at 42 U.S.C. § 1320a—7b(f)) or state healthcare program; (ii) criminal offenses under any Laws relating to patient neglect or abuse in connection with the delivery of a healthcare item or service; or (iii) violation of any Law relating to the interference with or obstruction of any investigation into any criminal offense of any Law.
               (c) None of the Companies and the Subsidiaries, nor, to the Companies’ Knowledge, any of their respective Significant Holders, in their respective capacity as such (i) is a party to a Corporate Integrity Agreement with the OIG; (ii) has any reporting obligations pursuant to any settlement, deferred prosecution or any other agreement entered into with any Governmental Authority or any other person; (iii) has made any filings pursuant to the OIG’s Provider Self-Disclosure Protocol; (iv) has voluntarily disclosed any violations of Laws to any Governmental Authority; (v) has been the defendant in any qui tam or federal False Claims Act litigation or any corresponding state Law; or (vi) has been excluded from participating in any federal or state healthcare program or private third party healthcare program in which the individual or the Companies and the Subsidiaries participate.
               (d) To the Companies’ Knowledge, none of the licensed practicing pharmacists, pharmacy technicians, nurses or any other clinician or other personnel employed by or an independent contractor to the Companies or the Subsidiaries have been the subject of a lawsuit, complaint, investigation or other action for malpractice or while providing services to the Companies or the Subsidiaries or the Companies’ or the Subsidiaries’ customers.
          Section 4.09 Compliance with Laws. The Companies and the Subsidiaries and, to the Companies’ Knowledge, their respective Significant Holders are in compliance in all material respects with all applicable Laws or Governmental Orders applicable to it or by which it or any of its assets is bound, including, without limitation, to the extent applicable, (a) federal Laws relating to the Medicare and Medicaid programs and any other federal healthcare program; (b) federal and state Laws relating to healthcare fraud and abuse, including, without limitation, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the federal False Claims Act (31 U.S.C. §§ 3729 et seq.), the Stark Law (42 U.S.C. § 1395nn), the False Statements Statute, (42 U.S.C. § 1320a-7b(a)), the Exclusion Laws (42 U.S.C. § 1320a-7), the Beneficiary Inducement Statute (42 U.S.C. § 1320a-7a(a)(5)), and the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a); (c) state Laws relating to Medicaid or any other state healthcare or health insurance programs; (d) federal or state Laws relating to billing or claims for reimbursement submitted to any third party payor; (e) any other federal or state Laws relating to fraudulent, abusive or unlawful practices connected in any way with the provision of healthcare items or services, including, without limitation, Laws relating to the billing or submitting of claims for reimbursement for items or services reimbursable under any state, federal or other governmental healthcare or health insurance program or any private payor; (f) state Laws relating to insurance and risk-sharing products, services and arrangements; (g) federal and state Laws relating to medical records or medical information privacy, including, without limitation, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended, and any rules or regulations promulgated thereunder, the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) and any HITECH implementing regulations; (h) federal and state Laws relating to the practice of pharmacy and the dispensing of medication, including, without limitation, the Controlled Substances Act (21 U.S.C. §§ 801 et seq.), and any corresponding state Laws; and (i) Laws administered or issued by the FDA, including, without limitation, the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.), except in each case as set forth in Section 4.09 of the Disclosure Schedule. Further, all Contracts and other financial arrangements and relationships entered into by the Company or its Subsidiaries with customers, vendors, employees, and contractors are in compliance in all material respects with all applicable Laws, including, without limitation, the federal Anti-Kickback Statute and any corresponding state Laws, the Stark Law and any state self-referral Laws, HIPAA, HITECH, and any regulations promulgated thereunder and any corresponding state Laws, and any requirements of professional accreditation organization and professional standards setting organizations applicable to the Business.
          Section 4.10 Governmental Permits. Section 4.10 of the Disclosure Schedule contains a complete list and summary description (including its dates of expiration) of all of Medfusion and the Subsidiaries’ Governmental Permits. The Companies and the Subsidiaries

hold all Governmental Permits and any other regulatory authorizations from any Governmental Authorities, professional accreditation organizations, professional standards setting organizations, or any other similar third party necessary for the operation of the Business as currently operated, and are in compliance in all material respects with the terms of such Governmental Permits and any other applicable regulatory authorizations, except as set forth in Section 4.10 of the Disclosure Schedule. To the Knowledge of the Companies, each practicing pharmacist, pharmacy technician, nurse and other clinician or personnel employed by or an independent contractor to the Companies and the Subsidiaries have all Governmental Permits necessary to perform their professional duties and (i) are the holders of all applicable valid licenses, certifications, facility privileges, and all other rights and authorizations required by Law, professional accreditation organization, or professional standards setting organizations necessary for each practicing pharmacist, pharmacy technician, nurse, and other clinician or personnel employed by or an independent contractor to furnish services to, for the benefit of or on behalf of the Companies and the Subsidiaries (the “Professional Authorizations”); (ii) are in compliance in all material respects and in good standing with their respective Professional Authorizations; (iii) has not been excluded from participating in any federal or state healthcare program or private third party healthcare program in which he or she participates; (iv) to the Companies’ Knowledge, has not engaged in any activity which would cause or be likely to cause the loss, limitation, restriction, revocation or suspension of these Professional Authorizations; and (v) to the Companies’ Knowledge, is not the subject of any investigation for violation of any federal or state Law. Neither the Companies or the Subsidiaries nor, to the Companies’ Knowledge, any of the practicing pharmacists, pharmacy technicians, nurses or other clinicians or personnel employed by or independent contractors to the Companies or the Subsidiaries has received any written notice that they are in breach or violation of, or default under, or that any of their respective properties, facilities, equipment, operations or business procedures or practices fail to comply in any material respect with, any Governmental Permit. Except as set forth in Section 4.10 of the Disclosure Schedule, each Governmental Permit held by the Companies or the Subsidiaries will continue in full force and effect with the Companies and the Subsidiaries following the Closing in accordance with the terms, conditions and limitations thereof without requiring the consent or approval of any Person.
          Section 4.11 Real Property.
               (a) None of the Companies and the Subsidiaries owns or has ever owned any real property. Each Leased Real Property is identified in Section 4.11 of the Disclosure Schedule. Except as set forth in Section 4.11 of the Disclosure Schedule, to the Companies’ Knowledge, the leasehold or other interest of the Companies and the Subsidiaries in the Leased Real Property is not subject or subordinate to any Liens (other than Permitted Liens). The Purchaser has been furnished with a complete and correct copy of each Lease and any title opinions, surveys and appraisals in the Companies’ or the Subsidiaries’ possession or any policies of title insurance currently in force and in the possession of the Companies or the Subsidiaries with respect to each parcel of Leased Real Property (if any). Except as set forth in Section 4.11 of the Disclosure Schedule, each Lease is in full force and effect and the Companies and the Subsidiaries have not violated, and the landlord has not waived, any of the terms or conditions of any Lease and (b) all the covenants to be performed by the Companies or any of the Subsidiaries and the landlord under each Lease have been performed in all material respects.

          Section 4.12 Title; Condition of Tangible Property. Section 4.12 of the Disclosure Schedule sets forth accurate and complete lists of all Tangible Property reflected on the Interim Balance Sheet with a net book value (determined in accordance with the Companies’ or the Subsidiaries’ existing accounting policies and procedures) of at least $10,000, indicating which is owned and which is leased. The Tangible Property is free and clear of all Liens of any kind or nature (other than Permitted Liens), except: (a) restrictions imposed in any Governmental Order or Governmental Permit which are identified on Section 4.12 of the Disclosure Schedule; or (b) Liens disclosed on Section 4.12 of the Disclosure Schedule, which, except as set forth therein, will be removed and released at or prior to the Closing. The Companies and the Subsidiaries collectively own or lease all assets necessary and sufficient for the conduct of the Business as presently conducted. The Tangible Property is (i) in good operating condition and repair (subject to normal wear and tear and replacement in accordance with the Companies’ or the Subsidiaries’ existing replacement policies); and (ii) suitable and adequate for continued use in the manner in which it is presently being used.
          Section 4.13 Employee Benefit Matters.
               (a) Section 4.13(a) of the Disclosure Schedule lists all Benefit Plans and Benefit Arrangements. The Companies have delivered or made available to Purchaser true, complete and correct copies of: (i) each Benefit Plan and Benefit Arrangement and all amendments thereto (or, in the case of any unwritten Benefit Plan or Benefit Arrangement, a description thereof), (ii) with respect to each Benefit Plan, to the extent applicable, for the two most recent plan years: (A) the two most recent annual reports on Form 5500 and attached schedules, (B) audited financial statements, and (C) actuarial valuation reports, (iii) the most recent summary plan description for each Benefit Plan, (iv) all correspondence with any Governmental Authority relating to any outstanding controversy or audit and (v) each trust, insurance administration or annuity contract in effect as of the date hereof and relating to any Benefit Plan or Benefit Agreement. No Benefit Plan or Benefit Arrangement is maintained for the benefit of employees outside of the United States or is otherwise subject to the Laws of any jurisdiction other than the United States or a political subdivision thereof. Neither the Company nor any of the Subsidiaries has any ERISA Affiliates other than the Companies and the Subsidiaries.
               (b) Neither the Companies nor any of the Subsidiaries maintains, contributes to or has any liability under, and has not maintained or contributed to (or been obligated to contribute to) within the current calendar year or the six calendar years preceding the Closing Date, any Pension Plan, any Multiemployer Plan, any employee benefit plan, fund, program, contract or arrangement that is subject to Section 302 of ERISA or Title IV of ERISA or Section 412 of the Code. Neither the Companies nor any Subsidiary maintains, contributes to or has any liability under a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3.01 of ERISA. Neither the Companies nor any Subsidiary has any liability or obligation under any Benefit Plan or Benefit Arrangement to provide welfare benefits after termination of employment, retirement or during any applicable severance period to any employee or dependent other than as required by Section 4980B of the Code or Sections 601 through 608 of ERISA. Neither the Companies nor any of the Subsidiaries has any material liability for a failure to comply with Section 4980B of the Code or Sections 601 through 608 of ERISA. None of the

Companies, any Subsidiary, any officer of the Companies or of any Subsidiary or any of the Benefit Plans which are subject to ERISA, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility, except to any extent any such prohibited transaction would not reasonably be expected to cause the Companies or any of the Subsidiaries to become subject to a material liability.
               (c) Each Benefit Plan has been administered in substantial compliance with its terms and with applicable Law, including ERISA and the Code, and there are no Actions or investigations pending or, to the Companies’ Knowledge, threatened against or involving any Benefit Plan or asserting any rights or claims to benefits under any Benefit Plan (except claims for benefits payable in the normal operation of the Benefit Plans).
               (d) All contributions to, and payments from, the Benefit Plans and Benefit Arrangements that have been required to be made in accordance with their terms have been timely made in all material respects and all obligations in respect of each Benefit Plan and Benefit Arrangement have been properly accrued and reflected on the Financial Statements in all material respects.
               (e) Each Benefit Plan that is intended to qualify under Section 401(a) of the Code has been the subject of a determination or opinion letter from the IRS to the effect that such plan is qualified under Section 401(a) of the Code, and no such determination or opinion letter has been revoked and, to the Companies’ Knowledge, revocation has not been threatened or any fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Benefit Plan or the exempt status of any such trust, nor has any such Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect that would reasonably be expected to adversely affect its qualification or increase its costs, and no event has occurred that could subject any Benefit Plan to a material Tax under Section 511 of the Code. The Companies have delivered or made available to Purchaser: (x) a copy of the most recent determination or opinion letter received with respect to each Benefit Plan for which such a letter has been issued; (y) a copy of any pending application for a determination letter; and (z) a list of all amendments as to which a favorable determination letter has not yet been received.
               (f) With respect to each Benefit Plan or Benefit Agreement that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and is subject to Section 409A of the Code, (i) the written terms of such Benefit Plan or Benefit Agreement have at all times since January 1, 2009 been in compliance with, and (ii) such Benefit Plan or Benefit Agreement has, at all times while subject to Section 409A of the Code, been operated in compliance with, Section 409A of the Code and all applicable guidance thereunder. Neither the Companies nor any Subsidiary has any obligation to provide any gross-up payment to any individual with respect to any income tax, additional tax or interest charge imposed pursuant to Section 409A of the Code.
               (g) The execution and delivery by the Companies of this Agreement do not, and the consummation of the transactions contemplated hereby (i) entitle any employee,

officer, member, manager or director of the Companies or any Subsidiary to any severance, transaction bonus, retention or other payment, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other obligation pursuant to, any Benefit Plan or Benefit Arrangement or (iii) result in any breach or violation of, or a default under, any Benefit Plan or Benefit Arrangement.
          Section 4.14 Taxes. Except as set forth in Section 4.14 of the Disclosure Schedule:
               (a) (i) All Tax Returns required to be filed by the Companies and the Subsidiaries have been timely filed (within any applicable extension periods); (ii) such Tax Returns are true, complete and accurate in all material respects; (iii) all Taxes shown on such Tax Returns have been timely paid (within any applicable extension periods); (iv) all Taxes (whether or not shown on any Tax Return) that are required to be paid by the Companies and the Subsidiaries have been paid; (v) there is no action, suit, investigation, audit, claim or assessment pending or proposed or threatened in writing with respect to Taxes of the Companies or the Subsidiaries, or the federal income tax classification or qualification of the Companies or the Subsidiaries as a partnership, corporation, S corporation or entity disregarded from its owner, as the case may be; (vi) all deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in clause (i), to the extent related to Taxes payable by the Companies or the Subsidiaries, or the federal income tax classification or qualification of the Companies or the Subsidiaries as a partnership, corporation , S corporation or entity disregarding from its owner, as the case may be, have been paid in full; (vii) all Taxes required to have been withheld or collected by the Companies or the Subsidiaries have been duly withheld and collected, and (to the extent required) each such Tax has been paid to the appropriate Governmental Authority; and (viii) no Tax Liens, other than Permitted Liens, exist with respect to any assets of the Companies or the Subsidiaries.
               (b) (i) None of the Companies or any of the Subsidiaries is, or has been since its respective formation, a party to or bound by any tax sharing or tax allocation agreement; and (ii) none of the Companies or any of the Subsidiaries has any liability for Taxes of another Person as transferee, successor, indemnitor or otherwise.
               (c) None of the Companies or any of the Subsidiaries has participated in any “listed transaction” or “transaction of interest” (all as defined in Treas. Reg. § 1.6011-4) required to be disclosed to the IRS or other Governmental Authority.
               (d) Medfusion, Medtown South and Medtown North Georgia are, and at all times since their respective formation, have been properly classified as partnerships or entities disregarded from their owners for federal and applicable state, local and other income Tax purposes.
               (e) (i) Bayou State made a valid election under Section 1362 of the Code to be treated as an “S corporation” effective on January 1, 2005, and has at all times since that date, through and including the time of its deemed liquidation pursuant to Treas. Reg. § 301.7701-3(g)(1)(ii) as a result of the Bayou Check-the-Box Election, qualified as an “S corporation” for purposes of the Code; (ii) no circumstance exists that would prevent the Bayou Check-the-Box Election from being valid; (iii) Bayou State will properly be classified for federal income tax purposes as a partnership from the time of such deemed liquidation through the time of the exchange of its membership interests pursuant to the Exchange Transaction; (iv) with respect to all states which for state Tax purposes allow a corporation to be treated as an “S corporation” or entity entitled to similar Tax treatment, all elections for such treatment have been properly and validly made in such states and Bayou State has complied at all times with all applicable requirements and filing procedures for such treatment; (v) at all times from its formation until the effective time of its election described in clause (i) of this Section 4.14(e), Bayou State was properly classified as an entity disregarded from its owner, and has never been classified as a C corporation for federal income tax purposes; (vi) Bayou State will not be subject to Tax under Section 1374 of the Code or similar provision of state or local law with respect to the Bayou Check-the-Box Election or otherwise in connection with the transactions contemplated by this Agreement; and (vii) for applicable state and local income Tax purposes Bayou State will be disregarded as an entity separate from its owners or treated as a partnership at the time of the exchange of its membership interests pursuant to the Exchange Transaction and at the time of the Closing.
          Section 4.15 Material Contracts; Forms of Contracts.
               (a) Section 4.15(a) of the Disclosure Schedule contains a complete and accurate list of all Contracts to which the Companies or any of the Subsidiaries is a party and to which any of the descriptions set forth below apply (the “Material Contracts”):
               (i) Leases for real property, leases for Tangible Property or other personal property;
               (ii) Contracts relating to any of the Companies’ or the Subsidiaries’ Business Intellectual Property;
               (iii) Contracts with Employees, members, managers, directors and independent contractors (other than oral employment agreements terminable at will without any liability or obligation of the Companies or any of the Subsidiaries), Benefit Plans and Benefit Arrangements;
               (iv) Any Contract for the sale of goods or services which involve payment in excess of $75,000;
               (v) Any Contract for the purchase of services, materials, supplies or equipment which involved the payment of more than $75,000;
               (vi) Any Contract (A) involving financing or borrowing of money, or evidencing indebtedness, any liability for borrowed money, any obligation for the deferred purchase price of property (excluding normal trade payables and purchase orders or the purchase of goods or services from suppliers in the ordinary course of business consistent with past practice and not exceeding $75,000 individually), (B) guaranteeing in any way any Contract in connection with any Person, including Contracts related to or providing for any Company Indebtedness or (C) under which a Selling

Member or an officer, manager or director of the Companies directly or indirectly has guaranteed certain liabilities or obligations of the Companies or any of the Subsidiaries (all such Contracts listed under this clause (C) of Section 4.15(a)(vi)of the Disclosure Schedule being referred to collectively as the “Personal Guarantees”);
               (vii) Any joint venture, partnership, cooperative arrangement or any other Contract involving a sharing of profits;
               (viii) Any Contract with any Governmental Authority;
               (ix) Any Contract relating to any license (other than Off the Shelf Software) or royalty arrangement;
               (x) Any power of attorney, proxy or similar instrument;
               (xi) Any Contract among members of the Companies or members of any of the Subsidiaries or members in their capacities as such;
               (xii) Any Contract for the purchase or sale of any assets of the Companies or any of the Subsidiaries other than in the ordinary course of business or for the option or preferential rights to purchase or sell any assets other than in the ordinary course of business;
               (xiii) Any Contract the primary purpose of which to indemnify any Person or to share in or contribute to the liability of any Person;
               (xiv) Any Contract that restrains or limits the Companies or any of the Subsidiaries from engaging or competing in any line of business or with any Person in any geographical area;
               (xv) Any Contract related to the acquisition of a business or the equity of any other Person;
               (xvi) Any other Contract that provides for payment or performance by either party thereto having a value of $75,000 (excluding purchase orders, acknowledgements or the purchase of goods or services from suppliers in the ordinary course of business not exceeding $75,000 individually) or more and is not terminable without payment or penalty on 30 days (or less) notice;
               (xvii) Any Third Party payor contracts;
               (xviii) any requirements Contract or other Contract under which the Companies or the Subsidiaries are obligated to sell and deliver all of another Person’s requirements of specified goods or services during the contract term or under which the Companies or the Subsidiaries are obligated to purchase all of its requirements of specified goods or services from another Person during the Contract term;

               (xix) any take-or-pay Contract or other Contract under which the Companies or the Subsidiaries are obligated to purchase a specific quantity of goods or services from another Person or to pay the equivalent cost if such goods or services are not purchased;
               (xx) any other Contract not made in the ordinary course of the Business or any other Contract which is material to the Companies or any of the Subsidiaries; and
               (xxi) Any proposed arrangement of a type that, if entered into, would be a Contract described in any of (i) through (xx) above.
               (b) Each Material Contract is valid, binding and enforceable in all material respects against the Companies or the Subsidiaries, as applicable, and the other parties thereto, in accordance with its terms, and is in full force and effect. Except for those Material Contracts which by their terms will expire prior to the Closing Date, are otherwise terminated prior to the Closing Date in accordance with the provisions hereof or as otherwise set forth in Section 4.04 or Section 4.05 of the Disclosure Schedule, each Material Contract will continue in full force and effect after the Closing, in each case without breaching the terms thereof or resulting in the forfeiture or impairment of any material rights thereunder and without the consent, approval or act of, or the making of any filing with, any other party. Except as set forth in Section 4.15(b) of the Disclosure Schedule, none of the Companies and the Subsidiaries has received any written notice that it is in default under or in breach of or is otherwise delinquent in performance under any Material Contract; and, to the Companies’ Knowledge, each of the other parties thereto has performed all obligations required to be performed by it under, and is not in default under, any Material Contract and no event has occurred that, with notice or lapse of time, or both, would constitute such a default.
               (c) Section 4.15(c) of the Disclosure Schedule lists all forms of Contracts used by the Companies or the Subsidiaries in the Business. Copies of all such forms have been made available to the Purchaser.
          Section 4.16 Insurance. Section 4.16 of the Disclosure Schedule sets forth an accurate and complete list and a brief description of all insurance policies, self-insurance arrangements and fidelity bonds, currently in effect, that insure the Companies and/or the Subsidiaries (collectively, the “Insurance Policies”). The Companies have delivered to Purchaser true, correct and complete copies of all Insurance Policies. Each Insurance Policy is valid, binding and in full force and effect. None of the Companies and the Subsidiaries is in breach of any Insurance Policy and, to the Companies’ Knowledge, no event has occurred that, with notice or the lapse of time, would constitute such a breach, or permit termination, modification, or acceleration, of any Insurance Policy. None of the Companies and the Subsidiaries has received any notice of cancellation or non-renewal of any Insurance Policy. To the Companies’ Knowledge, there is no claim under any Insurance Policy that has been improperly filed or as to which any insurer has questioned, disputed or denied liability. None of the Companies and the Subsidiaries has received any written notice of an increase in the premium for any Insurance Policy. All Insurance Policies or comparable insurance policies will be kept in full force and effect through the Closing Date by the Companies and the Subsidiaries.

          Section 4.17 Intellectual Property.
               (a) Section 4.17(a) of the Disclosure Schedule sets forth (i) a list of all of the material Business Intellectual Property, and (ii) a list of all material Third Party Software used to operate the Business.
               (b) Each item of Business Intellectual Property (i) is subsisting and has not been held to be invalid or unenforceable, (ii) has not been abandoned or passed into the public domain and (iii) is free and clear of any Liens (other than Permitted Liens).
               (c) Except as set forth in Section 4.17(c) of the Disclosure Schedule, each item of Business Intellectual Property is exclusively owned by the Companies and the Subsidiaries.
               (d) In each case in which the Companies or any of the Subsidiaries has acquired any Business Intellectual Property from any Person, the Companies or the Subsidiaries has obtained a valid and enforceable assignment transferring all rights, title and interest in and to such Business Intellectual Property to the Companies or such Subsidiary. Except as set forth in Section 4.17(d) of the Disclosure Schedule, the Companies and the Subsidiaries have not, in whole or in part, transferred ownership of, or granted any exclusive license of or right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any of its Business Intellectual Property to any Person.
               (e) Except as set forth in Section 4.17(e) of the Disclosure Schedule: (i) there are no claims or demands of any Third Party pertaining to the Business Intellectual Property; and (ii) no Actions have been instituted or are pending that challenge the rights of the Companies and the Subsidiaries in the Business Intellectual Property.
               (f) The operation of the Business as it is currently conducted does not infringe or misappropriate any Intellectual Property rights of any Person, and the Companies and the Subsidiaries have not received written notice from any Person claiming that such operation or any product or service of the Companies or the Subsidiaries infringes or misappropriates any Intellectual Property rights of any Person. To the Knowledge of the Companies, no Person is violating, infringing or misappropriating any Business Intellectual Property.
               (g) Except as set forth in Section 4.17(g) of the Disclosure Schedule, the consummation of the Transaction (i) will not result in any loss of any of the Business Intellectual Property or any Third Party Software or the right to use any thereof and (ii) will not require any payment of any kind to or approval or consent of any Third Party with respect to the Business Intellectual Property.
               (h) Each item of the Companies’ or the Subsidiaries’ Registrations (if any) is subsisting and valid, and all necessary registration, maintenance and renewal fees currently due in connection with such Business Intellectual Property have been made.
               (i) The Companies and the Subsidiaries have taken reasonable steps to protect its rights in its confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties.

               (j) No Business Intellectual Property constitutes open source, public source or freeware Intellectual Property, or is subject to a license that, with respect to the foregoing, requires the Companies or the Subsidiaries to distribute, or provide access, to the public of the applicable source code.
               (k) The Companies and the Subsidiaries have information technology systems reasonably sufficient to operate its business as it is currently conducted. The Companies and the Subsidiaries have taken reasonable steps to safeguard the information technology systems utilized in the operation of the business of the Companies and the Subsidiaries as it is currently conducted. There have been no unauthorized intrusions or breaches of the security of the Companies’ or the Subsidiaries’ information technology systems within the past two (2) years.
          Section 4.18 Employees.
               (a) Section 4.18(a) of the Disclosure Schedule contains a complete and accurate list of all the Employees and independent contractors of the Companies and the Subsidiaries as of the date hereof, showing for each such person listed the position held and current annual compensation, date of hire, and leave status (including the date the leave commenced, nature of the leave and anticipated return date). No Employee is covered by any union, collective bargaining agreement or other similar labor agreement. Except as limited by employment contracts identified in Section 4.15(a)of the Disclosure Schedule or as otherwise prohibited by applicable Law, the Companies and the Subsidiaries have the right to terminate the employment of each of its employees at will and to terminate the engagement of any of its independent contractors without payment to such employee or independent contractor other than for services rendered through the date of termination and without incurring any liability or penalty.
               (b) The Companies and the Subsidiaries are in compliance in all material respects with all applicable Laws, rules and regulations which relate to employment and Employees, including all Laws which relate to wages, hours, immigration, leaves, reasonable accommodations, occupational safety and health, confidentiality, labor relations and collective bargaining, facility closures and layoffs, and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing.
               (c) The Companies and the Subsidiaries are in compliance with all applicable Laws, rules and regulations which relate to discrimination in employment, including those relating to race, color, national origin, sex, religion, age, marital status, disability or any other legally protected status and there are no pending or, to the Knowledge of the Companies, threatened discrimination charges or complaints against the Companies or the Subsidiaries relating to race, color, national origin, sex, religion, age, marital status, disability or any other legally protected status.
               (d) Neither the Companies nor any of the Subsidiaries is now, nor during the three (3) years prior hereto, has been, charged with or, to the Knowledge of the Companies, threatened with a charge of violation, or under investigation with respect to a possible violation, of any provision of any Law relating to equal employment opportunity and there have been no complaints, claims, inquiries, citations, penalties assessed or other proceedings in respect of the Companies or any of the Subsidiaries which relate to any provision of any Law relating to equal employment opportunity, and neither the Companies nor any of the Subsidiaries is liable for any back pay, forward pay, damages (including treble or punitive damages), or any other amounts in respect thereof.
               (e) Neither the Companies nor any of the Subsidiaries has incurred any Liability under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder, or any similar state or local Law that remains unsatisfied.
               (f) There is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or, to the Knowledge of the Companies, threatened in writing against the Companies or any of the Subsidiaries by the National Labor Relations Board, any comparable state or federal agency, or any other third party with respect to the Employees. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of the Companies, threatened against or affecting the Companies or any Subsidiary which may interfere with the respective business activities of the Companies or any Subsidiary.
          Section 4.19 Environmental Matters.
          Except as set forth in Section 4.19 of the Disclosure Schedule,
               (a) With respect to the operation of the Business by the Companies and the Subsidiaries at any Leased Real Property, such operations are in compliance with all applicable Laws concerning pollution, health and safety or protection of the environment (“Environmental Laws”) and, with respect to all other locations at which employees or operations of the Business are located, the operations of the Business by the Companies and the Subsidiaries at such locations are in compliance in all material respects with all applicable Environmental Laws.
               (b) No hazardous or toxic substance or material (as defined by any Environmental Law and including petroleum products) have been or are threatened to be released in, on or from any Leased Real Property that may require investigation, cleanup or other response actions by the Companies or the Subsidiaries under any applicable Environmental Law.
               (c) No Leased Real Property is listed or proposed for listing on a list maintained by any Governmental Authority of sites requiring investigation or cleanup under any Environmental Law.
               (d) No underground or above-ground storage tanks are located at, on or under the Leased Real Property.
               (e) The Companies and the Subsidiaries do not use, generate, treat, manufacture, process, handle, store, recycle, transport or dispose of (collectively, “Manage”) any hazardous or toxic substance or material (as defined by any Environmental Law and including petroleum products), other than such substances or materials as are commonly Managed in connection with operations of a business similar to the Business.

          Section 4.20 Reimbursement and Billing. Except as set forth in Section 4.20 of the Disclosure Schedule, the Companies and the Subsidiaries have not received any notice of denial of payment or overpayment from a federal healthcare program or other third-party payor (inclusive of managed care organizations) with respect to items or services provided by the Companies or the Subsidiaries other than those which have been finally resolved in any settlement for an amount less than $100,000, and the Companies and the Subsidiaries have not received written notice from a federal healthcare program or any other third-party payor (inclusive of managed cared organizations) of any pending or threatened claims, proceedings, investigations, audits or surveys specifically with respect to, or arising directly out of, items or services provided by the Companies or the Subsidiaries and no such investigation, audit or survey is pending, or to the Knowledge of the Companies, threatened. Except as set forth in Section 4.20 of the Disclosure Schedule, all billing by, or on behalf of, the Companies or the Subsidiaries to third-party payors, including, but not limited to, federal healthcare programs and insurance companies, has been true and correct in all material respects.
          Section 4.21 Suppliers, Customers, Distributors and Significant Employees. Section 4.21 of the Disclosure Schedule is a true, correct and complete list of the Companies’ and each of its Subsidiaries’ top ten (10) third party payors based upon gross revenues during each of the calendar years 2007, 2008 and 2009 (“Significant Payors”). Except as set forth on Section 4.21 of the Disclosure Schedule, the Companies and the Subsidiaries have not received any notice and has no reason to believe that (a) any significant supplier, including any sole source supplier, will not sell products, supplies, merchandise and/or other goods to the Companies or the Subsidiaries at any time after the Closing Date on terms and conditions substantially similar to those used in its current sales to the Companies or the Subsidiaries, subject only to general and customary price increases, (b) any Significant Payor of the Companies or any of the Subsidiaries intends to terminate or materially limit or alter its business relationship with the Companies or such Subsidiary or otherwise decrease materially its usage or purchases of the products or services of the Companies or such Subsidiary at any time after the Closing Date, or (c) any current key Employee of the Companies or any of the Subsidiaries intends to terminate such Employee’s employment with the Companies or such Subsidiary.
          Section 4.22 Accounts Receivable, Inventory.
               (a) All accounts receivable of the Companies and the Subsidiaries with respect to the Business have arisen from bona fide transactions by the Companies in the ordinary course of the Business. All accounts receivable utilized in determining the Adjustment Amount are good and collectible in the ordinary course of business at the aggregate recorded amounts thereof, net of any applicable allowance for doubtful accounts utilized in determining the Adjustment Amount, which allowance will be determined in accordance with Section 2.08.
               (b) Except as set forth in Section 4.22 of the Disclosure Schedule, all of the items in the Companies’ and the Subsidiaries’ inventory are of good and merchantable quality, fit for the purpose for which they are intended, and saleable and useable in the ordinary course of business and free of defects and damage. The inventory obsolescence policies of the Companies and the Subsidiaries are appropriate for the nature of the products sold and the marketing methods used by the Companies and the Subsidiaries, the reserve for inventory obsolescence contained in the Financial Statements fairly reflects the amount of obsolete inventory as of the date thereof, and the reserve for inventory obsolescence to be contained in the Closing Date Balance Sheet will fairly reflect the amount of obsolete inventory as of the Closing Date. Section 4.22 of the Disclosure Schedule sets forth a list of places where inventories of the Companies and the Subsidiaries were located as of October 31, 2010.
          Section 4.23 Related Party and Affiliate Transactions. Except as set forth in Section 4.23 of the Disclosure Schedule, there are no Contracts, transactions, understandings or arrangements of any nature between or among any of the Companies or any of the Subsidiaries and any current or former member, director, officer or controlling Person of the Companies or any Affiliate of the Companies or any of the Subsidiaries.
          Section 4.24 Brokers. Except for fees and commissions that will be paid by the Selling Members to CIT Capital Securities, LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of the Companies or the Subsidiaries.
          Section 4.25 Exclusivity of Representations. THE REPRESENTATIONS AND WARRANTIES MADE BY THE COMPANIES IN THIS AGREEMENT ARE IN LIEU OF AND ARE EXCLUSIVE OF ALL OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES, INCLUDING THOSE WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. THE COMPANIES HEREBY DISCLAIM ANY SUCH OTHER OR IMPLIED REPRESENTATIONS OR WARRANTIES NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE PURCHASER OR ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY CONFIDENTIAL INFORMATION MEMORANDUM, FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA).
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
          The Purchaser represents and warrants to the Selling Members and the Companies as follows:
          Section 5.01 Incorporation and Authority of the Purchaser. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation and has all necessary corporate power and authority to enter into this Agreement and the Purchaser Agreements, to carry out its obligations hereunder and thereunder and to consummate the Transaction and the other transactions contemplated by the Purchaser Agreements. The execution and delivery of this Agreement and the Purchaser Agreements by the Purchaser, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the Transaction and the other transactions contemplated by the Purchaser Agreements have been duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement and the Purchaser Agreements have been executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the other parties hereto and thereto) constitute the legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with their respective terms, except insofar as the enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditor’s rights generally, or by principles governing the availability of equitable remedies.
          Section 5.02 No Conflict. The execution, delivery and performance of this Agreement and the Purchaser Agreements by the Purchaser do not and will not: (a) violate or conflict with the certificate of incorporation, by-laws or other Organizational Instruments of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or (c) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien, except Permitted Liens, on any of the material assets or properties of the Purchaser pursuant to, any material Contract relating to such assets or properties to which the Purchaser or any of its Affiliates is a party or by which any of such assets or properties is bound or affected.
          Section 5.03 Consents and Approvals. Except for any filings under the HSR Act, the execution and delivery of this Agreement and the Purchaser Agreements by the Purchaser do not, and the performance of this Agreement and the Purchaser Agreements by the Purchaser will not, require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority.
          Section 5.04 Absence of Litigation. No Action is pending or, to the knowledge of the Purchaser, threatened, before any Governmental Authority that seeks to delay or prevent the consummation by the Purchaser of the Transaction or that would have a Purchaser Material Adverse Effect.
          Section 5.05 Financial Ability. The Purchaser has, and at the Closing will have, cash available sufficient to enable it to consummate the Transaction. The Purchaser is an “accredited investor” within the meaning of the Securities Act of 1933, as amended.
          Section 5.06 Brokers. Except for fees or commissions that will be paid by the Purchaser, no broker, finder or investment banker is entitled to a fee or commission in connection with the Transaction based upon arrangements made by or on behalf of the Purchaser.
          Section 5.07 Investigations. In connection with the Purchaser’s investigation of the Business, the Purchaser has received from the Selling Members and the Companies and their agents and representatives certain estimates, projections and other forecasts for the Business and certain plan and budget information. The Purchaser acknowledges that it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it.
ARTICLE VI
ADDITIONAL AGREEMENTS
          Section 6.01 Conduct of Business Prior to the Closing.

               (a) Unless the Purchaser otherwise agrees in writing and except as otherwise set forth herein or in Section 6.01 of the Disclosure Schedule, between the date hereof and the Closing Date, the Companies and the Subsidiaries shall: (i) conduct their business only in the ordinary course substantially consistent with past practice, and (ii) use commercially reasonable efforts to ensure that the Companies and the Subsidiaries preserve intact their current business organization, keep available the services of their respective current officers and employees and maintain its existing relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees (except for retirements and attrition in the ordinary course) and other Persons having material business relationships with the Companies or the Subsidiaries.
               (b) Except as disclosed in Section 6.01 of the Disclosure Schedule and as contemplated by this Agreement or as required by applicable Law, between the date hereof and Closing Date, the Companies and the Subsidiaries shall not do any of the following without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld or delayed):
               (i) grant any Lien (other than a Permitted Lien) on any asset (whether tangible or intangible);
               (ii) increase the base salary, hourly rate of pay, bonus, commissions or other compensation (including fringe benefits) payable to or to become payable to any officers, managers, members, directors or Employees, other than increases to the base salary or hourly rate of pay of Employees (other than officers, managers, directors and members) in the ordinary course of business and except as may be required by any applicable employment agreement;
               (iii) hire or otherwise engage any new officer, manager, member, director or Employee (other than the hiring or engagement of any Employee who is not an officer in the ordinary course of business consistent with past practice);
               (iv) enter into any agreement with, or otherwise grant any right to severance or termination pay to, any officer, manager, member, director or Employee;
               (v) communicate with any officer, manager, member, director or Employee regarding compensation or benefits to be provided by the Purchaser after Closing without prior approval of the Purchaser.
               (vi) except in the ordinary course of business consistent with past practice, distribute, sell, assign, transfer, lease, pledge, encumber or otherwise dispose of any assets;
               (vii) make, or agree to make, any payment of cash or distribution of assets to any Selling Member, except pursuant to the Exchange Transaction or as required under any service agreement with a member of the Companies;

               (viii) (A) commence or settle any Action other than in the ordinary course of business or (B) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practice; provided, however, that the Companies may pay interest on the outstanding Company Indebtedness in the ordinary course and may pay or prepay any principal thereunder prior to the Closing of the Transaction to the extent that the Companies and the Subsidiaries do not incur any additional liability, obligation or indebtedness in order to make such principal payment or prepayment;
               (ix) incur or assume any liabilities, obligations or indebtedness for borrowed money, other than in the ordinary course of business consistent with past practice, or lend money to any Person, except that the Companies may make advances of expenses in the ordinary course of business and consistent with past practices;
               (x) issue, sell, repurchase, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any membership interests of the Companies or any of the Subsidiaries or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any membership interest, or any other ownership interest (including, without limitation, any phantom interest), of the Companies or any of the Subsidiaries, except to the extent necessary to consummate the Exchange Transaction;
               (xi) take any action or make any changes with respect to accounting policies or procedures except as may otherwise be required by GAAP or Law;
               (xii) make any capital expenditures that, when added to all other capital expenditures made on behalf of the Companies or the Subsidiaries between the date hereof and the Closing, exceed the aggregate of $75,000 for each month during such period;
               (xiii) except as otherwise permitted by this Section 6.01 or upon prior notice to and consultations with the Purchaser, enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Material Contract (or any agreement that would be a Material Contract), or amend or terminate, or waive or exercise any right or remedy under, any Material Contract, in each case other than in the ordinary course of business and consistent with past practices; provided, however, that the Companies and the Selling Members may take any action to secure the release of all obligations under any Personal Guarantee, provided that the Contract to which any such Personal Guarantee relates is not amended or terminated without the Purchaser’s prior written consent which shall not be unreasonably withheld or delayed;
               (xiv) dispose of or permit to lapse any rights to the use of any Business Intellectual Property, or dispose of or disclose to any Person other than representatives of the Purchaser any trade secret, formula, process, know-how or other intangible Intellectual Property not theretofore a matter of public knowledge;

               (xv) other than in the ordinary course of business consistent with past practice, change any of its pricing policies, warranty policies, service policies, upgrade policies, personnel policies or other business policies;
               (xvi) allow the levels of inventory of the Companies or any of the Subsidiaries to vary from the levels customarily maintained in the Business or otherwise, taking into account the seasonality of the Business and historic reductions in year end inventory levels;
               (xvii) accelerate or delay collection of any notes or accounts receivable generated by the Business in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of the Business consistent with past practice;
               (xviii) delay or accelerate payment of any account payable or other liability of the Business beyond or in advance of its due date or the date when such liability would have been paid in the ordinary course of the Business consistent with past practice;
               (xix) amend the Organizational Instruments of the Companies or any of the Subsidiaries;
               (xx) enter into any Contract for the purchase of real property or any option to extend a Lease listed in Section 4.11 of the Disclosure Schedule;
               (xxi) except as contemplated by this Agreement, prepare or file any Tax Return inconsistent with past practices or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods;
               (xxii) except as contemplated by this Agreement, take a position, make any election, adopt any method or take any action inconsistent with (A) the treatment of Medfusion, Medtown South or Medtown North Georgia or after the effective time of the Bayou Check-the-Box Election, Bayou State, as partnerships or entities disregarded from their owners for federal income tax purposes, (B) the treatment of Bayou State as an S corporation prior to the effective time of the Bayou Check-the-Box Election for federal income tax purposes, or (C) the Intended Tax Treatment; or
               (xxiii) authorize, or commit or agree to take, any of the foregoing actions.
          Section 6.02 No Solicitation of Purchase Proposals. The Companies and the Subsidiaries shall not, nor shall they authorize or permit any of their respective officers, directors, employees, investment bankers, financial advisors, attorneys or other advisors or representatives to, directly or indirectly (a) solicit, initiate, discuss, negotiate or encourage the submission of, any Purchase Proposal, (b) enter into any agreement with respect to or approve or recommend any Purchase Proposal or (c) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to the Companies or any Subsidiary in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Purchase Proposal. If the Companies or any of the Subsidiaries receives any Purchase Proposal, the Companies or such Subsidiary shall promptly furnish a copy of the same to the Purchaser.
          Section 6.03 Access to Information. From the date hereof until the Closing, upon reasonable notice to the Companies, the Companies and the Subsidiaries shall (a) afford the officers, employees and authorized agents and representatives of the Purchaser reasonable access, during normal business hours, to its offices, properties, books and records and (b) furnish to the officers, employees and authorized agents and representatives of the Purchaser such additional financial and operating data and other information regarding the Companies or the Subsidiaries as the Purchaser may from time to time reasonably request; provided, however, that the Companies and the Subsidiaries shall not be required to provide any such information or access to the extent that such information or access would cause the Companies or the Subsidiaries to be in breach of any confidentiality restrictions applicable to it.
          Section 6.04 Confidentiality. The terms of the Confidentiality Agreement are hereby incorporated herein by reference and shall continue in full force and effect in all respects. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in all respects without any modification thereto.
          Section 6.05 Regulatory and Other Authorizations; Consents.
               (a) Not later than 10 Business Days after the date of this Agreement, if required under the HSR Act, each of Medfusion and the Purchaser shall file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) a pre-merger notification in accordance with the HSR Act with respect to the sale of the Company Units by the Selling Members to the Purchaser pursuant to this Agreement. Each of Medfusion, the Selling Members and the Purchaser shall furnish promptly to the FTC and the Antitrust Division any additional information requested by either of them pursuant to the HSR Act in connection with such filings. The Purchaser shall pay one-half of the applicable HSR Act filing fees.
               (b) Each of the Companies, the Selling Members and the Purchaser shall use reasonable best efforts to obtain all other authorizations, consents, orders, certificates, exemptions and/or other approvals of all other Governmental Authorities or professional accreditation organizations that may be or become necessary or required for the performance of its respective obligations pursuant to this Agreement and will cooperate fully with the other parties in promptly seeking to obtain all such authorizations, consents, orders, certificates, exemptions and/or other approvals. The Parties hereto will use reasonable best efforts to not take any action that would have the effect of delaying, impairing or impeding the receipt of any required approvals.
               (c) Each Party hereto agrees to cooperate in obtaining any other consents and approvals that are set forth in Section 6.05 of the Disclosure Schedule; provided,

however, that notwithstanding anything to the contrary in this Agreement, such action shall not include, without the prior written consent of the Purchaser, any requirement of the Companies or the Subsidiaries to pay money to any third party, commence or participate in any litigation, offer or grant any accommodation or undertake any obligation or liability (in each case, financial or otherwise) to any third party; provided, further, that, in the case of Purchased Assets (i) which cannot be transferred or assigned effectively without the consent of third parties which consent has not been obtained prior to the Closing, to cooperate with the Purchaser at its request in endeavoring to obtain such consent promptly, and if any such consent is unobtainable, to use its commercially reasonable efforts to secure to the Purchaser the benefits thereof in some other manner, or (ii) which are otherwise not transferable or assignable, to use its commercially reasonable efforts jointly with the Purchaser to secure to the Purchaser the benefits thereof in some other manner (including the exercise of the rights of Medtown South thereunder).
          Section 6.06 Maintenance of Records. (a) For seven years after the Closing, the Purchaser shall (i) maintain all books, records and data in the possession of Medfusion or the Subsidiaries or received from Medtown South on the Closing Date; and (i) upon the reasonable prior written request by the Selling Party Representative, permit Selling Members or Medtown South and their respective employees, agents and representatives to have reasonable access at the Selling Members’ or Medtown South’s expense to such books, records and data to the extent such access may reasonably be required by Selling Members or Medtown South in connection with matters relating to or affected by the operations of the Business prior to the Closing Date. If the Purchaser shall desire to dispose of any such books, records or data prior to the expiration of such seven-year period, the Purchaser shall, prior to such disposition, give the Selling Party Representative a reasonable opportunity, at the Selling Party Representative’s expense, to segregate and remove such books, records and data as the Selling Party Representative may elect.
(b) For seven years after the Closing, Medtown South shall (i) maintain all books, records and data in the possession of Medtown South; and (i) upon the reasonable prior written request by the Purchaser and its employees, agents and representatives to have reasonable access at the Purchaser’s expense to such books, records and data to the extent such access may reasonably be required by the Purchaser. If Medtown South shall desire to dispose of any such books, records or data prior to the expiration of such seven-year period, Medtown South shall, prior to such disposition, give the Purchaser a reasonable opportunity, at the Purchaser’s expense, to segregate and remove such books, records and data as the Purchaser may elect.
          Section 6.07 Pay-off of Indebtedness. On or prior to the Closing Date, Medfusion shall pay in full all of the Company Indebtedness.
          Section 6.08 Employee Benefit Matters.
               (a) After the Closing Date, the Purchaser may, in its sole discretion, continue any or all Medfusion Benefit Plans and Medfusion Benefit Arrangements in effect as of the date of this Agreement, adopt new benefit plans with respect to employees of Medfusion or any of the Subsidiaries and any Medtown South Employee offered employment by the Purchaser and who commences employment with the Purchaser or any Affiliate of the Purchaser on the first Business Day following the Closing Date (collectively, “Continuing Employees”), or permit the Continuing Employees to participate in existing benefit plans of the Purchaser or its Affiliates (any new plans adopted or existing benefit plans of the Purchaser or any Affiliate of the Purchaser referred to collectively herein as the “New Benefit Plans”). If the Purchaser permits the Continuing Employees to participate in existing benefit plans of the Purchaser or its Affiliates, then to the extent permitted in the applicable New Benefit Plan and related insurance contracts, the Purchaser will, and will cause its Affiliates to, with respect to all New Benefit Plans, (i) provide each Continuing Employee with service or other credit for all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Continuing Employees under any New Benefit Plan that is a welfare plan that such employees may be eligible to participate in after the Closing Date, to the extent that such employee would receive credit for such conditions under the corresponding welfare plan in which any such employee participated immediately prior to the Closing Date, (ii) provide each Continuing Employee with credit for all service for purposes of eligibility and vesting with the Companies, under each employee benefit plan, program, or arrangement of the Purchaser or its Affiliates in which such employees are eligible to participate after the Closing Date, (iii) provide each Continuing Employee with credit for any deductibles paid in satisfying any applicable deductible or out of pocket requirements under any New Benefit Plan that is a welfare plan that such Continuing Employee is eligible to participate in after the Closing Date (provided that such Continuing Employee submits all required documentation to the insurance carrier), and (iv) provide benefits under medical, dental, vision and similar health and welfare plans that are in the aggregate no less favorable than those provided to similarly situated employees of Purchaser and its Affiliates; provided, however, that in no event shall the employees be entitled to any credit to the extent that it would result in a duplication of benefits with respect to the same period of service.
               (b) Neither Purchaser nor any of its Affiliates shall have any liabilities or obligations: (i) related to Medtown South Employees who do not become Continuing Employees; or (ii) related to Medtown South Employees who become Continuing Employees to the extent such liability or obligation arises from any action, event, course of conduct, injury or illness occurring on or prior to the Closing Date. Neither the Purchaser nor any of its Affiliates shall assume or be obligated to pay, perform or discharge any liability, responsibility or obligation under, with respect to or arising in connection with any Medtown South Benefit Plan, Medtown South Benefit Arrangement or any other plans or arrangements maintained for the benefit of any Medtown South Employee. Medtown South shall be responsible for satisfying “continuation coverage” requirements for all “group health plans” under Section 4980B of the Code, Part 6 of Title I of ERISA and comparable state law with respect to each Medtown South Employee who does not become a Continuing Employee (and any spouse, dependents or beneficiary of such Medtown South Employee) and with respect to each former Medtown South Employee whose employment terminated before the Closing Date and any spouse, dependents or beneficiary of such former Medtown South Employee.
               (c) Medtown South shall transfer to Purchaser on the Closing Date complete copies of the personnel records of Medtown South Employees who become Continuing Employees.
               (d) Effective as of the day immediately preceding the Closing Date, Medfusion and the Subsidiaries, as applicable, shall each terminate any and all Medfusion

Benefit Plans intended to include a Code Section 401(k) arrangement (collectively, the “Medfusion 401(k) Plans”) (unless the Purchaser provides written notice to Medfusion that such Medfusion 401(k) Plans shall not be terminated). Unless the Purchaser provides such written notice to Medfusion, no later than five (5) Business Days prior to the Closing Date, Medfusion shall provide the Purchaser with evidence that such Medfusion 401(k) Plans have been terminated subject to the Closing (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Medfusion’s board of managers. The form and substance of such resolutions shall be subject to the review and reasonable approval of the Purchaser. Medfusion also shall take such other actions in furtherance of terminating such Medfusion 401(k) Plans as the Purchaser may reasonably require.
               (e) The foregoing notwithstanding, nothing in this Agreement shall be interpreted as limiting the power of the Purchaser to amend or terminate any Benefit Plan, Benefit Arrangement, New Benefit Plan or any other individual employee benefit plan, program, contract or policy or as requiring the Purchaser to offer to continue the employment of any employee or independent contractor or, other than as required by its terms, any written employment contract. Nothing in this Agreement shall be interpreted as an amendment or other modification of any Benefit Plan, Benefit Arrangement, New Benefit Plan or any other employee benefit plan, program or arrangement or the establishment of any employee benefit plan, program or arrangement. Nothing herein shall be deemed to be a guarantee of employment for any employee of the Purchaser, the Companies or any of their respective subsidiaries, or to restrict the right of the Purchaser, the Companies or any of their respective subsidiaries to terminate or cause to be terminated the employment of any employee at any time for any or no reason with or without notice. The Purchaser and the Companies acknowledge and agree that all provisions contained in this Section 6.08 are included for the sole benefit of the Purchaser, the Companies and their respective subsidiaries, and that nothing in this Section 6.08, whether express or implied, shall create any third party beneficiary or other rights (A) in any other Person, including any employees, former employees, any participant in any employee benefit plan, program or arrangement (or any dependent or beneficiary thereof) of the Purchaser, the Companies or any of their respective subsidiaries or (B) to continued employment with the Purchaser, the Companies, or any of their respective subsidiaries or continued participation in any employee benefit plan, program or arrangement.
               (f) Subject to Section 6.08(e), the Purchaser shall, or shall cause its Affiliates to, honor in accordance with their terms all Medfusion Benefit Plans and Medfusion Benefit Arrangements.
          Section 6.09 Attorney Client Privilege. The Purchaser and the Companies understand and agree that any of the signatories to any of the Sellers Agreements will be entitled to retain the services of Morrison & Foerster LLP (“Morrison”) as its attorneys in the event of any dispute between the Purchaser or the Companies and any of the signatories to any of the Sellers Agreements concerning any of the Sellers Agreements or the Transaction, notwithstanding Morrison’s prior representation of the Companies. Notwithstanding the sale of the Company Units and the Purchased Assets to the Purchaser, the Purchaser and the Companies agree that neither Companies nor the Purchaser shall have the right to assert the attorney/client privilege as to pre-closing communications between any of the Sellers Agreements or the Companies (for the Companies, only with respect to pre-closing communications), on one hand, and its counsel, Morrison, on the other hand, to the extent that the privileged communications relate in substantial part to any of the Sellers Agreements or the Transaction. The Parties agree that only the signatories to any of the Sellers Agreement and each of them shall be entitled to assert such attorney/client privilege in connection with communications following the Closing. Such privileged portions of the files generated and maintained by Morrison in connection with the representation by Morrison of any of the signatories to any of the Sellers Agreement with respect to any of the Sellers Agreements or the Transaction shall remain the exclusive property of the signatories to any of the Sellers Agreements. All other files generated and maintained by Morrison as a result of the representation by Morrison of the Companies on any other matter (if any), remain the exclusive property of the Companies and shall be promptly delivered to the Purchaser immediately upon request at any time after the Closing.
          Section 6.10 D&O Tail Insurance Policy. Prior to the Closing Date, Medfusion shall use commercially reasonable efforts to obtain a D&O “tail” insurance policy with respect to the managers and officers of Medfusion and the Subsidiaries.
          Section 6.11 Noncompetition and Non-Solicitation.
               (a) The Parties hereby acknowledge and agree that the provisions of Article VI of the Operating Agreement are hereby terminated in their entirety as of the Closing Date.
               (b) Each Selling Member acknowledges and agrees that all business relationships and goodwill of Medfusion and the Subsidiaries constitute valuable proprietary rights and interests of Medfusion and the Subsidiaries, and inure to the sole benefit of, and are the property of Medfusion and its Subsidiaries. Each Selling Member further acknowledges and agrees that upon his admittance as a Member in Medfusion he contributed to Medfusion all of his personal goodwill, business relationships, and other intangible assets related to the Business, and that such intangible assets now constitute valuable proprietary rights and interests of Medfusion and the Subsidiaries, and inure to the sole benefit of, and are the property of, Medfusion and the Subsidiaries. Each Selling Member acknowledges and agrees that he has acquired valuable knowledge of certain confidential information that constitutes the property of Medfusion and the Subsidiaries solely and exclusively, and which, if lost or used by the Selling Member outside the Business could cause irreparable and continuing injury to the Business for which there will be no adequate remedy at law. Each Selling Member further acknowledges and agrees that all records, lists, client lists, files, electronic documents, reports, notes, internal manuals relating to services provided by Medfusion or the Subsidiaries, business plans, compilations or other recorded matter, and copies or reproductions thereof, to the extent relating to the operations of Medfusion and the Subsidiaries made or received by the Selling Member are the exclusive property of Medfusion and the Subsidiaries. Each Selling Member also covenants and agrees that from and after the Closing Date it will not, and will not permit any of its Affiliates to, divulge or make use of any trade secrets or other confidential information of the Business described in this subsection (b) other than to disclose such secrets and information to the Purchaser or its Affiliates. The foregoing acknowledgments and agreements and the acknowledgements and agreements set forth in subsection (g) below shall be deemed given as of the Closing Date.

               (c) Each Selling Member covenants and agrees that for a period of five (5) years after the Closing Date, or, with respect to Selling Members who hold one and ninety-nine hundredths percent (1.99%) or less of the Company Units, three (3) years (the “Restricted Period”), such Selling Member will not (whether as principal, agent, independent contractor, employee, consultant, representative, investor, manager, security holder, partner or otherwise) directly or indirectly compete with the Business, Medfusion or any of its Subsidiaries within the United States of America. Such prohibition will include, but not be limited to, (i) the offering of services, products and other deliverables that compete with services, products or deliverables sold or offered for sale by Medfusion or its Subsidiaries, (ii) owning, managing, operating, controlling, participating in or otherwise carrying on a business similar to or competitive with the Business, Medfusion or any of its Subsidiaries, or (iii) the use or license to a third party to use the name “Medtown” in the operation of a business similar to or competitive with the Business, Medfusion or any of its Subsidiaries, other than in connection with the operation of a retail pharmacy with drug dispensing revenue attributable to specialty pharmacy accounting for less than 10% of total drug dispensing revenues (a “Retail Pharmacy”). For purposes of clarity, the restrictions in this Section 6.11(c) shall not apply to the Selling Member’s (A) involvement in (i) a Retail Pharmacy, (ii) a hospital pharmacy; (iii) pharmaceutical research or clinical trials; (iv) drug manufacturing; or (B) “passive” ownership of an equity interest in AssuranceRx, LLC.
               (d) During the Restricted Period, a Selling Member will not (whether as principal, agent, independent contractor, employee, consultant, representative, investor, manager, security holder, partner or otherwise) directly or indirectly, contact, solicit, divert, take away, induce or attempt to induce any person who is then in the employ of Medfusion or any of its Affiliates, to leave the employ of Medfusion or such Affiliate, or in any way interfere with the relationship between Medfusion or such Affiliate and any of their respective employees, or employ or attempt to employ directly or through another person or entity, any such employee, or approach any such employee for any of the foregoing purposes. This subsection (d) shall not prohibit the use of general advertising or other general solicitation by a Selling Member not targeted to the employees of Medfusion or its Affiliates.
               (e) During the Restricted Period, a Selling Member (whether as principal, agent, independent contractor, employee, consultant, representative, investor, manager, security holder, partner or otherwise) will not, directly or indirectly, solicit, endeavor to solicit, contact, or interfere, contract with, provide services to, or otherwise deal or do business with any Person that:
               (i) is a customer, licensee, sales representative, drug manufacturer, drug wholesaler or payor of Medfusion or its Subsidiaries on the Closing Date; or
               (ii) was a customer, licensee, sales representative, drug manufacturer, drug wholesaler or payor of Medfusion or its Subsidiaries at any time within eighteen (18) months prior to the Closing Date; or
               (iii) has received an oral or written proposal or submission as a prospective customer, licensee, sales representative, drug manufacturer, drug wholesaler or payor from Medfusion or its Subsidiaries at any time within eighteen (18) months prior to the Closing Date.
provided, however, that the restrictions contained in this subsection (e) shall not apply to a Selling Member’s dealings with any drug manufacturer or drug wholesaler in the conduct of a Retail Pharmacy business.
               (f) During the Restricted Period, a Selling Member (whether as principal, agent, independent contractor, employee, consultant, representative, investor, manager, security holder, partner or otherwise) will not, directly or indirectly, make (or cause to be made) to any Person any disparaging, derogatory or other negative or false statement about Medfusion or the Subsidiaries, the Business, the Purchaser or any of Medfusion’s or the Purchaser’s respective Affiliates (including with respect to the products, services, equipment, suppliers, policies, practices, operations, employees, sales representatives, independent contractors, licensees, advisors, agents, officers, security holders, members, managers, partners or directors of any such Person) provided, however, that the restrictions contained in this subsection (f) shall not apply to a Selling Member’s dealings with any drug manufacturer or drug wholesaler in the conduct of a Retail Pharmacy business.
               (g) Each Selling Member agrees that the services of Medfusion and the Subsidiaries are special and unique, that damages cannot compensate in the event of a violation of the above noncompetition and non-solicitation covenants, and that injunctive relief shall be essential for the protection of Medfusion and the Subsidiaries, the Purchaser and their respective successors and assigns. Accordingly, each Selling Member agrees and consents that, in the event such Selling Member shall violate or breach any of said restrictive covenants, Medfusion and the Subsidiaries shall be entitled to obtain (and such Selling Member hereby consents to) injunctive relief against such Selling Member, without bond, in addition to such further or other relief as may appertain at equity or law. Obtainment of such an injunction by Medfusion or the Subsidiaries shall not be considered an election of remedies or a waiver of any right by Medfusion or the Subsidiaries to assert any other remedies Medfusion or the Subsidiaries have at law or in equity. No waiver of any breach or violation hereof shall be implied from the forbearance or failure by Medfusion or the Subsidiaries to take action hereon. Each Selling Member agrees that if any provisions hereof shall be adjudicated to be invalid or unenforceable, such deletion is to apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made; provided, further, to the extent any provision hereof is deemed unenforceable by virtue of its scope in terms of area or length of time, but may be made enforceable by limitations thereon, each Selling Member agrees that the same shall be enforceable to the fullest extent permissible under the Laws and public policies applied in such jurisdiction in which enforcement is sought.
          Section 6.12 Consummation of the Exchange Transaction. Immediately prior to the Closing, the Selling Members (after giving effect to, and assuming the consummation of, the Exchange Transaction) and Medfusion shall consummate the Exchange Transaction to the reasonable satisfaction of the Purchaser and, in connection therewith, Medfusion shall take all actions reasonably necessary to enforce the provisions of the Exchange Agreement.

          Section 6.13 Receivables Matters. The Purchaser shall use commercially reasonable efforts to collect the accounts receivables of Medfusion and the Subsidiaries after the Closing consistent with Purchaser’s collection policies and past practices. If the Purchaser makes an indemnity claim under Section 9.02(a) as a result of a breach or inaccuracy of any representation contained in Section 4.22(a) with respect to a specific accounts receivable (the “Indemnification Receivables”), any amounts collected with respect to such Indemnification Receivables shall be paid to the Purchaser in satisfaction of such indemnification claim if the Purchaser has not yet been paid with respect to such indemnification claims or, if such indemnification claim has been paid to the Purchaser, shall be distributed to the Selling Party Representative to be paid Pro Rata to the Selling Parties.
          Section 6.14 Medtown South. Medtown South agrees that (i) it shall not, and it shall ensure its owners do not, use or license to a third party to use the name “Medtown” to conduct any business activities following the Closing, without the prior written consent of the Purchaser, (ii) the closing and shut down of its operations shall occur concurrent with the Closing and shall comply with all applicable Laws and (iii) it shall not, and it shall ensure its owners do not, dissolve Medtown South until the end of the Earn-Out Year. Medtown South covenants and agrees that it will pay and discharge all Excluded Liabilities and, within 45 days after Closing, will provide the Purchaser with evidence regarding the payment of all payables that are outstanding as of the Closing.
          Section 6.15 AssuranceRx Sale. Each of the Parties hereby agree to use commercially reasonable efforts and act in good faith to consummate the transactions contemplated by the Letter of Intent, dated as of November 26, 2010, and amended as of December 1, 2010, attached hereto as Exhibit I, concurrent with the Closing, including with respect to Section 1(f) therein; provided, however, that consummation of such transactions shall not be a condition to the Closing. For the sake of clarity, any gross profit generated by AssuranceRx, LLC shall not count as gross profit for purposes of Section 2.09.
ARTICLE VII
TAX MATTERS
          Section 7.01 Liability for Taxes. (a) The Selling Members shall be liable for and covenant to pay any: (A) Taxes imposed on Medfusion or the Subsidiaries, or for which Medfusion or the Subsidiaries may otherwise be liable, for any Pre-Closing Tax Period; (B) Taxes resulting from, arising out of or based upon the Bayou Check-the-Box Election or as a result of the Bayou Check-the-Box Election not being effective in accordance with Section 7.05; and (C) Taxes resulting from, arising out of or based upon the Exchange Transaction; provided that the Selling Members shall not be liable for any Taxes specifically taken into account as a reduction in determining the Adjustment Amount.
               (b) Except as otherwise provided in this Agreement, (A) the Selling Members shall be liable for and covenant to pay Taxes to the extent resulting from, arising out of or based upon the Purchased Assets or the Assumed Liabilities for any Pre-Closing Tax Period, and (B) the Purchaser shall be liable for and covenants to pay Taxes to the extent resulting from, arising out of or based upon the Purchased Assets or the Assumed Liabilities for any taxable period (or the portion of any Straddle Period) that begins immediately after the Closing Date; provided, however, that Purchaser shall be liable for any Taxes specifically taken into account as a reduction in determining the Adjustment Amount.
               (c) In the case of any Straddle Period, the Taxes attributable to the portion of such Straddle Period ending on and including the Closing Date, and the portion of the Straddle Period beginning immediately after the Closing Date, shall be determined on a “closing of the books basis” as of the close of business on the Closing Date, provided that in the case of real property, personal property, ad valorem and similar Taxes such amount shall be determined on a per diem basis based on the number of days in such Straddle Period ending on and including the Closing Date.
          Section 7.02 Sales and Transfer Taxes. Notwithstanding anything to the contrary in this Article VIII, all transfer, sales, use, documentary transfer, value-added, stamp or excise Taxes (collectively, “Transfer Taxes”) payable in connection with the sale and transfer of the Company Units or the Purchased Assets, the Bayou Check-the-Box Election or the Exchange Transaction shall be paid one-half (1/2) by the Purchaser and one-half (1/2) by the Selling Parties Pro Rata. The Purchaser on the one hand, and the Selling Members on the other hand, shall (and shall cause their respective affiliates to) timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, all Transfer Taxes described in this Section 7.02.
          Section 7.03 Tax Returns.
               (a) The Selling Members shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all Tax Returns required to be filed by or with respect to Medfusion and the Subsidiaries for any tax period ending on or before the Closing Date, and by or with respect to Medtown South for all tax periods, and shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. Except as otherwise required by applicable Law or contemplated by this Agreement, all Tax Returns filed or caused to be filed by the Selling Members under this Section 7.03(a) shall be prepared and filed in a manner consistent with past practices and shall not be filed in a manner inconsistent with Section 6.01(b)(xxi) and Section 6.01(b)(xxii).
               (b) The Purchaser shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all other Tax Returns required to be filed by or with respect to Medfusion and the Subsidiaries with respect to Straddle Periods, and shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. Except as otherwise required by applicable Law or contemplated by this Agreement, all Tax Returns filed or caused to be filed by the Purchaser under this Section 7.03(b) shall be prepared and filed in a manner consistent with past practices. At least thirty (30) days prior to filing, the Purchaser shall provide any Straddle Period Tax Return to the Selling Party Representative for review, comment and approval (which approval shall not be unreasonably withheld or delayed) to the extent the filing of such Tax Return could reasonably be expected to result in a liability for Taxes under Article VII or an indemnification obligation of the Selling Members under Article IX. The Selling Members shall reimburse the Purchaser the Taxes for which Selling Members are liable pursuant to this Article VII, but which are remitted in respect of any Straddle Period Tax Return filed by Purchaser pursuant to this Section 7.03(b), promptly following any approval required by the preceding sentence and the written request of Purchaser setting forth in detail the computation of the amount owed by the Selling Members in the aggregate, but in no event earlier than ten (10) days prior to the due date for paying such Taxes.
          Section 7.04 Cooperation. The Purchaser on the one hand, and the Selling Parties, on the other hand, shall cooperate with each other with respect to the preparation of, or audits with respect to any and all Tax Returns of the Companies and the Subsidiaries required to be filed by the other party, and, as necessary, promptly and duly execute any Tax Returns of the Companies and the Subsidiaries to be filed and under the control of the other party. The Purchaser on the one hand, and the Selling Parties, on the other hand, shall provide to the other party copies of all correspondence received from any taxing authority in connection with any Tax audit or information request relating to a taxable period for with such other party is or may be liable.
          Section 7.05 Bayou Check-the-Box Election. Bayou State shall make a valid and effective election pursuant to Treas. Reg. § 301.7701-3 (by, among other required actions, preparing a Form 8832, properly completed and executed by each member of Bayou State (in accordance with Treas. Reg. § 301.7701-3(c)(2)(i)(A)) and filing such Form 8832 with the IRS at the appropriate Service Center as indicated on the Form 8832), to treat Bayou State as a partnership pursuant to Treas. Reg. § 301.7701-3(c)(1)(i), with such election effective not later than two (2) Business Days prior to the date members of Bayou State exchange their interests for interests in Medfusion pursuant to the Exchange Transaction (such election, the “Bayou Check-the-Box Election”). The Bayou Check-the-Box Election shall be filed on or before the Closing Date.
ARTICLE VIII
CONDITIONS TO CLOSING
          Section 8.01 Conditions to Obligations of the Selling Parties. The obligations of the Selling Parties to consummate the Transaction shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:
               (a) Representations and Warranties; Covenants. (i) The representations and warranties of the Purchaser contained in Article V shall be true and correct in all material respects (except for representations and warranties that are modified by materiality, which shall be true and correct in all respects), in each case as of the Closing, other than representations and warranties made as of another date, which representations and warranties shall have been true and correct in all material respects (except for representations and warranties that are modified by materiality, which shall be true and correct in all respects) as of such other date; (ii) the covenants contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects, except that Purchaser shall have compiled in all respects with its obligations under Section 2.02 hereof; and (iii) the Selling Parties shall have received a certificate of the Purchaser to such effect substantially in the form of Exhibit H hereto.

               (b) No Proceeding or Litigation. No Action shall have been commenced or threatened by or before any Governmental Authority against the Companies, its Subsidiaries, the Selling Members or the Purchaser, seeking to restrain or materially and adversely alter the Transaction, or that seeks material damages as a result of the consummation of the Transaction; provided, however, that the provisions of this Section 8.01(b) shall not apply if the Companies, the Subsidiaries or any Selling Member has solicited or encouraged any such Action.
               (c) No Purchaser Material Adverse Effect. No Purchaser Material Adverse Effect shall have occurred.
               (d) Closing Deliverables. The Purchaser shall have delivered to the Selling Members and the Companies all of the closing documents and agreements set forth in Section 2.07.
          Section 8.02 Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the Transaction shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:
               (a) Representations and Warranties; Covenants. (i) The representations and warranties of the Selling Members contained in Article III and the Fundamental Representations of the Companies and the Selling Party Representative shall be true and correct in all material respects (when read without any exception or qualification as to materiality or Company Material Adverse Effect), in each case as of the Closing, other than representations and warranties made as of another date, which representations and warranties shall have been true and correct in all material respects (when read without any exception or qualification as to materiality or Company Material Adverse Effect) as of such other date; (ii) the representations and warranties of the Companies contained in Article IV, except for the Fundamental Representations, shall be true and correct in all respects (when read without any exception or qualification as to materiality or Company Material Adverse Effect), in each case as of the Closing, other than representations and warranties made as of another date, which representations and warranties shall have been true and correct in all respects (when read without any exception or qualification as to materiality or Company Material Adverse Effect) as of such other date, except, in each case, to the extent that the failure of any such representations and warranties to be true and correct, individually or in the aggregate, does not have or would not reasonably be expected to have a Company Material Adverse Effect; (iii) the covenants contained in this Agreement to be complied with by the Companies and the Subsidiaries or the Selling Members on or before the Closing shall have been complied with in all material respects; and (iv) the Purchaser shall have received certificates of the Companies and of the Selling Members to such effect substantially in the forms of Exhibit F and Exhibit G hereto, respectively.
               (b) No Proceeding or Litigation. No Action shall have been commenced or threatened by or before any Governmental Authority against the Companies, the Subsidiaries, the Selling Members or the Purchaser, seeking to restrain or materially and adversely alter the Transaction or that seeks material damages as a result of the consummation of the Transaction; provided, however, that the provisions of this Section 8.02(b) shall not apply if the Purchaser has solicited or encouraged any such Action.
               (c) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred.
               (d) Consummation of the Exchange Transaction. The Exchange Transaction shall have been completed in a form and manner reasonably satisfactory to the Purchaser.
               (e) Governmental Permits and Governmental Consents. The Companies shall have received those consents, approvals, waivers or authorizations in connection with the Transaction from the Governmental Authorities the failure of which to obtain would result in, or would likely be expected to result in, a Company Material Adverse Effect.
               (f) Third-Party Consent. Medfusion shall have received a consent, in form and substance reasonably satisfactory to the Purchaser, to the Transaction from the other party to the Contract specified in Section 8.02(f) of the Disclosure Schedule.
               (g) Closing Deliverables. The Selling Members and the Companies shall have delivered to the Purchaser all of the closing documents and agreements set forth in Section 2.05.
          Section 8.03 Conditions to Obligations of Each Party to Close. The respective obligations of each Party to this Agreement to consummate the transactions contemplated hereby shall be subject to the satisfaction, on or prior to the Closing Date, of the following condition, which may be waived by the Purchaser or the Selling Members, as applicable, in writing: if applicable, any waiting period under the HSR Act with respect to the Transaction shall have expired or been terminated.
ARTICLE IX
SURVIVAL AND INDEMNIFICATION
          Section 9.01 Survival. The representations and warranties of the Companies and the Selling Members and the Purchaser contained in this Agreement shall survive the Closing Date for a period of twelve (12) months, except for (a) the representations and warranties contained in Section 4.01(c), Section 4.02, Section 4.03, the second sentence of Section 4.12, Section 4.13 and Section 4.14 (collectively, the “Fundamental Representations”) and (b) the representations and warranties contained in Article III, each of which shall survive until thirty (30) days following the expiration of the applicable statutes of limitations. The covenants and agreements of the Parties contained in or made pursuant to this Agreement shall survive the Closing (unless any such covenant or agreement by its express terms in this Agreement does not so survive) and shall remain operative and in full force and effect for a period of thirty (30) days following the later of (i) the expiration of any time period set forth in a particular covenant or agreement or (ii) the expiration of the applicable statute of limitations.

The term “Indemnity Period” shall mean the applicable period with respect to which a representation, warranty, covenant or agreement survives the Closing as provided in this Section.
          Section 9.02 Indemnification of the Purchaser. Subject to Section 9.03 and Section 9.06, the Selling Parties severally shall indemnify and hold harmless the Purchaser, current and future Affiliates of the Purchaser (including, following the Closing, Medfusion and the Subsidiaries) and persons serving as officers, directors, stockholders, partners, members, agents, representatives or employees thereof (individually, a “Purchaser Indemnified Party” and, collectively, the “Purchaser Indemnified Parties”) from and against any damages, liabilities, losses, fines, penalties, Taxes, costs and expenses (including reasonable fees and expenses of counsel) (whether or not arising out of third party claims and including all amounts paid in investigation, defense or settlement of the foregoing) (collectively, the “Losses”) that may be sustained or suffered by any of them arising out of or in connection with (a) any breach of any warranty or the inaccuracy of any representation of the Companies or any Selling Party under this Agreement or in any certificate delivered pursuant hereto, or by reason of any Action asserted or instituted arising out of any matter or thing constituting a breach of such representations or warranties; (b) any breach by the Companies, or any Selling Party of any of their respective covenants, or any failure of the Companies, any Selling Member or Selling Party Representative to perform any of its respective obligations thereunder; (c) any Transaction Expenses or Company Indebtedness that remain unsatisfied as of the Closing Date; (d) any breach by the Companies or any Selling Party of any of the Tax Covenants, or any failure of the Companies, any Selling Party or Selling Party Representative to perform any of its obligation under the Tax Covenants; (e) any Excluded Liability; and (f) any matter referred to in Section 4.08 of the Disclosure Schedule or by reason of any Action asserted or instituted arising out of any such matter provided that indemnification under this subparagraph (f) shall terminate and expire on the date that is three (3) years after the Closing Date other than for a Purchaser Claim (as defined below) made before such date.
          Section 9.03 Limitations on Indemnification of the Purchaser. Notwithstanding the foregoing, the right of the Purchaser Indemnified Parties to indemnification under Section 9.02 shall be subject to the following provisions:
               (a) Except as set forth in Section 9.03(c), the aggregate amount for which Purchaser Indemnified Parties may be indemnified under Section 9.02(a) shall not exceed Ten Million Dollars ($10,000,000) (the “Cap”) and no indemnification shall be payable pursuant to Section 9.02(a) to any Purchaser Indemnified Party, unless the cumulative amount of all claims for indemnification payable to the Purchaser Indemnified Parties pursuant to Section 9.02(a) (“Purchaser Claims”) shall exceed Five Hundred and Fifty Thousand Dollars ($550,000) (the “Threshold”) in the aggregate, whereupon the Purchaser Indemnified Party shall be entitled to indemnification for the entire amount of such Losses, and not merely the portion of such Losses exceeding the Threshold. Each Selling Member shall be individually liable for 100% of Losses for a breach of his, her or its representations and warranties in Article III and for any breach of his, her or its covenants or his, her or its failure to perform obligations and for any certificate related to the foregoing (and no other Selling Member shall be liable therefor), and each Selling Member shall be liable only for its Pro Rata share of any other indemnifiable Losses under this Article IX.

               (b) No indemnification shall be payable to a Purchaser Indemnified Party with respect to claims under Section 9.02 that are asserted after the applicable Indemnity Period; provided, however, that if within the applicable Indemnity Period a specific state of facts shall have become known that may give rise to a claim for indemnification under Section 9.02 and a Purchaser Indemnified Party shall have given written notice to the Selling Party Representative of such facts known by such Purchaser Indemnified Party prior to the expiration of the Indemnity Period, then the right to indemnification with respect to such claim shall remain in effect without regard to when such matter shall be finally determined and disposed of.
               (c) Notwithstanding Section 9.03(a), neither the Threshold nor the Cap shall apply to any Loss attributable to an Excluded Matter (as defined below). Notwithstanding anything to the contrary contained herein, the aggregate amount for which Purchaser Indemnified Parties may be indemnified under this Article IX by any Selling Party, including indemnification of any Excluded Matters (as defined below), shall not exceed such Selling Party’s allocable portion of the Closing Consideration, plus the portion of the Earn-Out Consideration, if any, paid to such Selling Party.
               (d) For purposes of Section 9.02(a) and Section 9.03 solely in connection with calculating Losses, and not in connection with determining whether a breach has occurred, all representations and warranties of the Companies, any Selling Party or the Selling Parties Representative under this Agreement shall be construed as if the term “material” and any reference to “Material Adverse Effect” were omitted from such representations and warranties.
          Section 9.04 Indemnification by Purchaser.
               (a) The Purchaser agrees to indemnify and hold the Selling Parties and their respective officers, directors, employees, agents and stockholders, partners and members (individually, a “Selling Party Indemnified Party” and, collectively, the “Selling Party Indemnified Parties”) harmless from and against any Losses that may be sustained or suffered by any of them arising out of or in connection with (a) any breach of any warranty or the inaccuracy of any representation of the Purchaser under this Agreement or in any certificate delivered pursuant hereto; (b) any breach by the Purchaser of any of its covenants, or any failure of the Purchaser to perform any of its obligations in this Agreement; and (c) any Losses following the Closing Date in connection with a Personal Guarantee (other than a Personal Guarantee relating to any Excluded Asset or Excluded Liability).
               (b) No indemnification shall be payable to a Selling Party Indemnified Party with respect to claims under Section 9.04 that are asserted after the applicable Indemnity Period; provided, however, that if within the applicable Indemnity Period a specific state of facts shall have become known that may give rise to a claim for indemnification under Section 9.04 and a Selling Party Indemnified Party shall have given written notice to the Purchaser of such facts known by such Selling Party Indemnified Party at such time, then the right to indemnification with respect to such claim shall remain in effect without regard to when such matter shall be finally determined and disposed of.
          Section 9.05 Notice; Defense of Claims. An indemnified party may make claims for indemnification hereunder by giving written notice thereof to (a) in the case of claims against the Purchaser, to the Purchaser, and (b) in the case of claims against the Selling Parties, to the Selling Party Representative, in each case within the period in which indemnification claims can be made hereunder. If indemnification is sought for a claim or liability asserted by a third party, the indemnified party shall also give written notice thereof to the indemnifying party promptly after the indemnified party receives notice of the claim or liability being asserted, but the failure to do so shall not relieve the indemnifying party from any liability, except to the extent that it is materially prejudiced by the failure or delay in giving such notice. Such notice shall summarize in reasonable detail the basis for the claim for indemnification and any claim or liability being asserted by a third party. The indemnified party shall have the right to assume, conduct and control the defense of, and compromise or settle such claim (unless the claim is solely for monetary damages and would not reasonably be expected to affect the ongoing operation of the Business after the Closing Date in any material respect in which case the indemnifying party shall have the right to assume, conduct and control the defense of, and compromise or settle such claim), at the indemnifying party’s cost and expense, by giving written notice (the “Defense Notice”) to the other party of its intention to do so. The indemnified party shall be entitled, at the expense of the indemnifying party, to direct the defense against a third party claim or liability with counsel selected by it (subject to the consent of the indemnifying party, which consent shall not be unreasonably withheld). If the indemnifying party has assumed the defense of a third party claim that is solely for monetary damages and is not reasonably expected to affect the ongoing operation of the Business after the Closing Date in any material respect, and the indemnified party determines in good faith, after consultation with outside counsel, that there are or may be legal defenses available to the indemnified party that are different from or additional to those available to the indemnifying party that, if the indemnified party and the indemnifying party were to be represented by the same counsel, would constitute a conflict of interest for such counsel or prejudice the prosecution of the defenses available to such indemnified party, then the indemnified party shall be entitled, at the expense of the indemnifying party, to participate in the defense thereof and select its own counsel. Each of the indemnified party and the indemnifying party shall at all times have the right to fully participate in the defense of a third party claim or liability at its own expense directly or through counsel. If no Defense Notice is given by the indemnified party within a reasonable period of time after receipt of the notice of claim or liability, the indemnifying party shall have the right at its own expense to undertake the defense of such claim or liability (with counsel selected by the indemnifying party). If the third party claim or liability is one that by its nature cannot be defended solely by the indemnifying party, then the indemnified party shall make available such information and assistance as the indemnifying party may reasonably request and shall cooperate with the indemnifying party in such defense, at the expense of the indemnifying party. Notwithstanding anything to the contrary in this Article IX, neither the indemnifying party, on the one hand, nor the indemnified party on the other, may compromise or settle any claim or liability without the consent of the other party, which consent shall not be unreasonably withheld.
          Section 9.06 Escrow.
               (a) With respect to any claim for indemnification arising from an inaccuracy or breach by any Selling Party of his, her or its respective representations and warranties contained in Article III or in any certificate delivered pursuant hereto or his, her or its respective covenants or agreements in this Agreement, the Purchaser Indemnified Parties may, at their option, seek payment of any such indemnification claim from such Selling Party directly or from the Escrow Fund established pursuant to this Section 9.06. With respect to any other claim for indemnification under Section 9.02, the Purchaser Indemnified Parties shall seek payment of any such indemnification claim or Loss recovery first from the Escrow Fund established pursuant to this Section 9.06 until it has been depleted. The Purchaser Indemnified Parties shall also have the right, exercisable by delivery of written notice to the Selling Party Representative, to set off against, and reduce the total amount of any Earn-Out Consideration otherwise payable hereunder by the amount of any and all Losses to which the Purchaser Indemnified Parties are entitled to be indemnified with respect to any breach by any Selling Party of his, her or its representations and warranties contained in Article III or in any certificate delivered pursuant hereto or his, her or its respective covenants in this Agreement. For purposes of clarity, once a particular Selling Party’s Pro Rata portion of the Escrow Fund has been depleted with respect to Losses for which it is liable, the Purchaser may not apply portions of the Escrow Fund attributable to other Selling Parties with respect to such Losses, but must instead seek payment directly from such Selling Party or through permissible set off.
               (b) If Purchaser Indemnified Parties are entitled to indemnification under Section 9.02 in excess of the amount of the Escrow Fund, or if the funds in the Escrow Fund are inadequate to reimburse Purchaser Indemnified Parties solely with respect to any and all Losses (i) for which such Purchaser Indemnified Parties are determined to be entitled to indemnification (x) arising from any inaccuracy or breach of a Fundamental Representation or representation or warranty contained in Article III or (y) pursuant to Sections 9.02(b), 9.02(c), 9.02(d), 9.02(e) or 9.02(f) or (ii) attributable to fraud (the matters set forth in clauses (i) and (ii) of this sentence are referred to collectively as “Excluded Matters”), Purchaser Indemnified Parties shall have the right, solely with respect to any Excluded Matter, to seek recovery of such Losses in excess of the Escrow Fund severally and directly from the Selling Parties. The Purchaser Indemnified Parties shall also have the right, exercisable by delivery of written notice to the Selling Party Representative, to set off against, and reduce the total amount of any Earn-Out Consideration otherwise payable hereunder by the amount of any and all Losses to which the Purchaser Indemnified Parties are entitled to be indemnified by a particular Selling Party with respect to any Excluded Matter.
               (c) On the Closing Date, an amount equal to Eight Million Dollars ($8,000,000) (the “Escrow Fund”) shall be deposited by the Purchaser with JPMorgan Chase Bank, National Association, as escrow agent (“Escrow Agent”), pursuant to the Escrow Agreement substantially in the form attached hereto as Exhibit B. The Escrow Fund shall be used to satisfy and pay the Adjustment Amount, if any, as set forth in Section 2.08 and the amount of Losses, if any, for which the Purchaser Indemnified Parties are entitled to indemnification or reimbursement pursuant to this Agreement.
               (d) Subject to the provisions of the Escrow Agreement, on the date which is three Business Days after the twelve month anniversary of the Closing Date (the “Escrow Termination Date”), the Escrow Agent shall distribute to the Selling Parties Pro Rata an amount equal to the amount remaining in the Escrow Fund as of the Escrow Termination Date, if any.

               (e) Notwithstanding the foregoing, if on the Escrow Termination Date, any claim by a Purchaser Indemnified Party has been made that could result in a Loss that is subject to indemnification pursuant to Article IX hereof, and the Purchaser has notified the Escrow Agent and the Selling Parties of such in writing, and such claim remains unpaid, then there shall be withheld from the distribution to the Selling Parties such amount of the Escrow Fund within the applicable escrow account as is reasonably necessary to cover any such Loss resulting from such pending claim in accordance with the terms of the Escrow Agreement, and such withheld amount shall either be (i) paid to the Purchaser or (ii) paid to each Selling Party as provided in Section 9.06(c), as determined upon final resolution of such claim or claims in accordance with the terms of the Escrow Agreement and Article IX hereof (and the escrow shall be continued in effect until such final resolution of such claim or claims).
          Section 9.07 Other Limitations; Exclusive Remedies. For all purposes under this Article IX, Losses shall be (i) net of any insurance, indemnification or other recoveries actually received by the indemnified party or its Affiliates under any insurance policy or other Contract in connection with the facts giving rise to the right of indemnification (net of any applicable out-of-pocket collection costs, deductibles and premium adjustments) and (ii) calculated on an “After-Tax Basis,” meaning after taking into account (A) all increases in Taxes payable by the indemnified party as a result of the receipt of the indemnity payment; (B) to the extent not previously taken into account in computing the amount of the Loss, all increases in Taxes payable by the indemnified party for all affected taxable years and periods as a result of the event giving rise to such Loss (the “Indemnified Event”), and (C) to the extent not previously taken into account in computing the amount of the such Loss, all reductions in Taxes actually realized by the indemnified party for all affected taxable years or periods as a result of the Indemnified Event. All calculations shall be made based on actual Tax increases and Tax reductions, and shall be paid at the time such actual Tax increase or reductions are actually realized. The Parties agree that any indemnification payments made pursuant to this Article IX shall be treated for all Tax purposes as an adjustment to the purchase price, unless otherwise required by Law. Notwithstanding anything contained in this Agreement to the contrary, (a) no Losses may be claimed under this Article IX by an indemnified party to the extent such Losses relate to any matter which was specifically included in the determination of the Adjustment Amount pursuant to Section 2.08; (b) no Party shall have any liability under any provision of this Agreement for any punitive or similar exemplary damages, except to the extent actually paid to a third party; (c) no indemnified party shall be entitled to a “double” recovery arising out of the same facts or circumstances; and (d) if the Closing occurs, the provisions of this Article IX shall be the sole recourse and remedy of the parties hereto (except with respect to any equitable remedy to which a party may be entitled or fraud), or any Affiliate of any thereof, for any breach, misrepresentation or other matters under this Agreement.
          Section 9.08 Selling Party Representative.
               (a) Ron Cunningham is hereby appointed by the Selling Parties as agent and attorney-in-fact for and on behalf of each of the Selling Parties (the “Selling Party Representative”), to give and receive notices and communications, to agree to, negotiate and enter into settlements and compromises of claims, to demand, prosecute and defend claims arising out of this Agreement and the Escrow Agreement, and to comply with orders of courts and determinations and awards with respect to claims, and to take all actions necessary or appropriate in the judgment of the Selling Party Representative for the accomplishment of the foregoing. Such agency may be changed by the consent of the holders of a majority-in-interest of the Escrow Account from time to time upon not less than thirty (30) calendar days’ prior written notice to the Purchaser. Any vacancy in the position of Selling Party Representative shall be filled by the holders of a majority-in-interest of the Escrow Account. The Selling Party Representative may resign upon thirty (30) calendar days’ prior written notice to the Purchaser; provided, however, that no such resignation shall become effective until the appointment of a successor Selling Party Representative. No bond shall be required of the Selling Party Representative. Notices or communications to or from the Selling Party Representative shall constitute notice to or from each Selling Party.
               (b) The Selling Party Representative shall not have any liability for any damages to the Selling Parties for any action taken or suffered by it or omitted hereunder as Selling Party Representative, except as caused by the Selling Party Representative’s gross negligence or willful misconduct. The Selling Party Representative may, in all questions arising hereunder, rely on the advice of counsel and the Selling Party Representative shall not be liable to the Selling Parties for anything done, omitted or suffered by the Selling Party Representative based on such advice. The Selling Party Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Selling Party Representative.
               (c) A decision, act, consent or instruction of the Selling Party Representative shall be deemed to have been taken or given on behalf of all the Selling Parties and shall be final, binding and conclusive upon all Selling Parties, and the Purchaser Indemnified Parties and the Escrow Agent may rely upon any such decision, act, consent or instruction of the Selling Party Representative as being the decision, act, consent or instruction of, and binding on, each of the Selling Parties. The Purchaser Indemnified Parties, the Companies, the Subsidiaries and their respective representatives are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Selling Party Representative.
               (d) At the Closing, the Purchaser shall deposit Two Hundred Fifty Thousand Dollars ($250,000) (the “Selling Party Representative Account Fund”) into an interest-bearing account in the name of the Selling Party Representative for the benefit of the Selling Parties (the “Selling Party Representative Account”). Subject to Section 9.08(b), the Selling Party Representative Account Fund shall remain in the Selling Party Representative Account up to the later of the Escrow Termination Date or the date that all disputes, if any, between the Selling Party Representative and the Purchaser pursuant to this Agreement have been resolved (such later date, the “Selling Party Representative Account Release Date”). The Selling Party Representative shall be entitled to reasonable compensation on an hourly basis and reimbursement of all expenses incurred in connection with his, her or its services as the Selling Party Representative hereunder. The Selling Parties hereby agree to contribution upon demand their Pro Rata share of costs and expenses of the Selling Party Representative in excess of the Selling Party Representative Account Fund.
               (e) Notwithstanding any other provision of this Agreement or otherwise, the Selling Party Representative is authorized to draw upon the Selling Party

Representative Account to pay expenses as it deems, in good faith, to be necessary or appropriate in connection with the defense of indemnity claims, or the enforcement of rights under this Agreement, on behalf of the Selling Parties, and such other costs and expenses incurred in connection with the consummation of any transaction contemplated by this Agreement. Payment of the Selling Party Representative Account Fund on the Selling Party Representative Account Release Date shall be made to the Selling Parties Pro Rata, as determined by the portion of the Closing Consideration withheld from each Selling Party in establishing the Selling Party Representative Account Fund.
               (f) The Selling Party Representative represents and warrants that:
               (i) The execution and delivery of this Agreement by the Selling Party Representative and the consummation by the Selling Party Representative of the transactions contemplated hereby have been duly authorized by all necessary Selling Party Representative action on the part of the Selling Party Representative;
               (ii) This Agreement has been duly executed and delivered by the Selling Party Representative and (assuming the valid authorization, execution and delivery of this Agreement by the Purchaser, the Selling Members and the Companies, and binding effect of this Agreement on the Purchaser, the Selling Members and the Companies) constitutes the valid and binding obligation of the Selling Party Representative, enforceable against the Selling Party Representative in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies; and
               (iii) The execution and delivery of this Agreement by the Selling Party Representative does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, any Contract to which the Selling Party Representative is a party or by which any of its material assets is bound.
          Section 9.09 Release. As of the Closing Date, each Selling Member, on behalf of such Selling Member and each of such Selling Member’s Affiliates, hereby releases and forever discharges Purchaser, the Companies and each Subsidiary, and each of their respective individual, joint or mutual, past, present and future representatives, members, managers, controlling persons, successors and assigns (individually, a “Releasee” and collectively, “Releasees”) from any and all claims, demands, proceedings, Actions, causes of action, judgments, obligations, Contracts and Liabilities of any nature that each of the Selling Members or any of their respective Affiliates now have, have ever had or may hereafter have against the respective Releasees arising contemporaneously with or before the Closing Date or on account of or arising out of any matter, cause or event occurring contemporaneously with or before the Closing Date, including any rights to indemnification or reimbursement from the Companies or any Subsidiary, whether pursuant to their respective Organizational Instruments, Contract or otherwise and whether or not relating to claims pending on, or asserted after, the Closing Date; provided, however, that nothing contained in this Section 9.09 shall operate to release (i) any obligations of Purchaser arising under this Agreement or any Purchaser Agreement, (ii) accrued but unpaid salary as reflected in the records of the Companies as of the Closing, (iii) any accrued benefits under the Benefit Plans, or (iv) any unreimbursed business expenses of such Selling Member. Each Selling Member hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any Action of any kind against any Releasee, based upon any matter purported to be released hereby.
ARTICLE X
TERMINATION AND WAIVER
          Section 10.01 Termination. This Agreement may be terminated at any time prior to the Closing (except as limited as to time in paragraph (b) below):
               (a) by the mutual written consent of a majority in interest of the Selling Members and the Purchaser;
               (b) by either a majority in interest of the Selling Members or the Purchaser, (i) if the Purchaser, on the one hand, or the Selling Members or the Companies, on the other hand, as applicable, materially breaches this Agreement and such breach is not cured within thirty (30) days of notice in accordance with Section 11.02 by the non-breaching Party; (ii) if the Closing shall not have occurred on or prior to December 30, 2010 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 10.01(b)(ii) shall not be available if the party seeking to terminate is in breach of or fails to fulfill any obligation under this Agreement; and
               (c) by either a majority in interest of the Selling Members or the Purchaser in the event of the issuance of a final, nonappealable Governmental Order restraining or prohibiting the Transaction.
          Section 10.02 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto, except (a) as set forth in Section 6.04 and Section 11.01 and (b) nothing herein shall relieve either party from liability for any breach hereof or failure to perform hereunder.
          Section 10.03 Waiver. At any time prior to the Closing, any party may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby.

ARTICLE XI
GENERAL PROVISIONS
          Section 11.01 Expenses. Except as otherwise provided, the Parties shall bear their respective direct and indirect expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transaction contemplated hereby.
          Section 11.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or electronic portable document format (“PDF”), or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):

(a) if to Medfusion:	MedfusionRX, L.L.C.
5511 Highway 280, Suite 301
Birmingham, AL 35242
Attention: Chief Executive Officer
Telecopier: (205) 995-8388

With a copy to:	Morrison & Foerster LLP
12531 High Bluff Drive, Suite 100
San Diego, California 91230
Attention: Jay de Groot, Esq.
Telecopier: (858) 523-2821
Email: jdegroot@mofo.com

(b) if to Medtown South	Medtown South
145 Canyon Trail
Pelham, AL 35124
Attention: Chris Simpson
Telecopier: None
Email: chris.simpson@medtownsouth.com

With a copy to:	Morrison & Foerster LLP
12531 High Bluff Drive, Suite 100
San Diego, California 91230
Attention: Jay de Groot, Esq.
Telecopier: (858) 523-2821
Email: jdegroot@mofo.com

(c) if to any Selling Member:	As set forth on Schedule I

With a copy to:	Morrison & Foerster LLP
12531 High Bluff Drive, Suite 100
San Diego, California 91230
Attention: Jay de Groot, Esq.
Telecopier: (858) 523-2821
Email: jdegroot@mofo.com

(d) if to the Purchaser:	SXC Health Solutions, Inc.
2441 Warrenville Road, Suite 610
Lisle, Illinois 60532-3642
Attention: Chief Financial Officer
Facsimile: (630) 328-2190
Email: Jeff.Park@sxc.com

With a copy to:	Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
Attention: Gary Gerstman
Facsimile: (312) 853-7036
Email: ggerstman@sidley.com

(e) if to the Selling Party Representative:	Ron Cunningham
3647 Hyacinth Drive
San Diego, California 92106
Telecopier: (619) 223-4063
Email: rcunninghamsd@cox.net

With a copy to:	Morrison & Foerster LLP
12531 High Bluff Drive, Suite 100
San Diego, California 91230
Attention: Jay de Groot, Esq.
Telecopier: (858) 523-2821
Email: jdegroot@mofo.com
          Section 11.03 Public Announcement. Except as may be required by Law, no party to this Agreement shall make any public announcements in respect of this Agreement or the Transaction or otherwise communicate with any news media without prior consent of the other parties, except as and to the extent that any such party shall be so obligated by Law or the rules of any stock exchange, in which case the other party shall be advised and the parties shall use their commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued; provided that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement or to comply with accounting and Securities and Exchange Commission disclosure obligations.
          Section 11.04 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          Section 11.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
          Section 11.06 Entire Agreement. This Agreement, the Seller Agreements, the Purchaser Agreements and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Companies, the Selling Members and the Purchaser with respect to the subject matter hereof, except as otherwise expressly provided herein.
          Section 11.07 Assignment. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the other parties hereto. Notwithstanding the foregoing, the Purchaser may assign its rights hereunder to an Affiliate of the Purchaser without the prior written consent of any other party; provided, however, that no assignment shall limit or affect the Purchaser’s obligations hereunder, which shall remain primary. Following the Closing, the Purchaser may freely assign any or all of its rights under this Agreement (including its indemnification rights under Article IX), in whole or in part, to any other Person without obtaining the consent or approval of any other party hereto or of any other Person.
          Section 11.08 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that the Selling Party Representative shall be the third party beneficiary of the Selling Members, the Purchaser Indemnified Parties and the Selling Member Indemnified Parties shall be third party beneficiaries of Article IX, and the signatories to any of the Sellers Agreements not a signatory to this Agreement shall be a third party beneficiary of Section 6.09.
          Section 11.09 Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by the Purchaser, the Companies and a majority in interest of the Selling Members.
          Section 11.10 Sections and Schedules. Any disclosure of any information in a particular Section or Subsection of the Disclosure Schedule shall be deemed to be disclosed with respect to any other Section or Subsection of Disclosure Schedule to which the relevance of such information is reasonably apparent on its face.

          Section 11.11 Further Assurances.
               (a) Each party agrees (i) to furnish upon request to each other party such further information, (ii) to execute and deliver to each other party such other documents, and (iii) to do such other acts and things, all as another party may reasonably request, for the purpose of carrying out the intent of this Agreement, including vesting of legal and beneficial ownership of all the Company Units and the Purchased Assets, directly or indirectly, in the Purchaser.
               (b) If, prior to the Closing, all necessary approvals, consents and waivers are not obtained with respect to any Assumed Medtown South Contracts or any other Purchased Asset and the Purchaser receives the claims, rights and benefits of Medtown South arising under any such Assumed Medtown South Contract or any other Purchased Asset or resulting therefrom after the Closing Date (but not such Assumed Medtown South Contract or Purchased Asset itself), then, in each such case (to the maximum extent permitted by Law or any applicable Assumed Medtown South Contract or Purchased Asset), the Purchaser shall be responsible for the obligations and liabilities of Medtown South under such Assumed Medtown South Contract or Purchased Asset after the Closing Date (but not such Assumed Medtown South Contract or Purchased Asset itself) relating solely to the period after the Closing Date. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Purchased Assets if an attempted assignment thereof without the consent of a third party thereto would constitute a breach thereof.
          Section 11.12 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware without regard to conflicts of law principles.
          Section 11.13 Dispute Resolution.
               (a) Dispute. Any controversy, claim or dispute of whatever nature, including claims for fraud in the inducement and disputes as to arbitrability, arising between the Companies (prior to the Closing Date) or any Selling Party (before or after the Closing Date) or the Selling Party Representative (after the Closing Date), on the one hand, and the Purchaser, on the other hand (each, a “Disputing Party”) under this Agreement, including those arising out of or relating to the breach, termination, enforceability, scope, validity, or making of this Agreement, whether such claim existed prior to or arises on or after the Closing Date (a “Dispute”), shall be resolved by good faith negotiations among the Disputing Parties, such negotiation not to exceed a period of thirty (30) consecutive days (the “Negotiation Period”). In the event a Dispute remains unresolved following the Negotiation Period, such Dispute shall be resolved by binding arbitration, unless the Disputing Parties otherwise agree. The agreement to arbitrate contained in this section shall continue in full force and effect despite the expiration, rescission or termination of this Agreement.
               (b) Arbitration; Submission to Jurisdiction. Either Disputing Party may commence an arbitration proceeding pursuant to the provisions of this Agreement by giving a written notice (a “Dispute Notice”) to the other Disputing Party setting forth the nature of the Dispute. The Dispute shall be determined by binding arbitration in Wilmington, Delaware. The arbitration shall be conducted in accordance with the International Institute for Conflict Prevention and Resolution (“CPR”) Rules for Non-Administered Arbitration (“CPR Rules”),

subject to any modifications contained in this Agreement. The Dispute shall be determined by a single, neutral arbitrator, except that if the Dispute involves an amount in excess of Five Hundred Thousand Dollars ($500,000) (exclusive of interest and costs), three arbitrators shall be appointed. The Disputing Parties shall agree upon the arbitrator(s) within the (10) Business Days after receipt of a Dispute Notice. Each arbitrator shall be a retired state or federal judge or an attorney with at least fifteen (15) years of business litigation experience. If the Disputing Parties are unable to agree upon the arbitrator(s) within such period, the arbitrator(s) shall be selected by CPR in accordance with the CPR Rules. An award shall be made by a majority of the arbitrators. The arbitrator(s) shall base the award on the “four corners” of the Agreement, and only when the answer to a Dispute is not contained therein, shall the arbitrator(s) look to the governing law designated herein and judicial precedent in accordance with the terms hereof to resolve the Dispute. Without limiting the foregoing, nothing herein contained shall be deemed to give the arbitrator(s) any authority, power or right to change, modify, add to or subtract from this Agreement (except as expressly provided herein).
               (i) The arbitrators shall have the authority to award any remedy or relief that a court of competent jurisdiction could order or grant, including equitable remedies, rescission, specific performance of any obligation created under the Agreement, the issuance of an injunction, or the imposition of sanctions for abuse or frustration of the arbitration process. Without limiting either Party’s rights under Article IX of this Agreement, the arbitrator(s) shall award to the prevailing party, if any, as determined by the arbitrator(s), all of such party’s reasonable expenses incurred in connection with investigating, defending or asserting any claim, action, suit or proceeding incident to any matter hereunder (including court filing fees, court costs, arbitration fees or costs, witness fees, reasonable fees and disbursements of legal counsel, investigations, expert witnesses, consultants, accountants, valuation experts and other professional).
               (ii) Discovery will be limited to an exchange of relevant documents and answers to interrogatories. Interrogatories shall, absent permission from the arbitrator(s), be limited to identification of individuals, entities and time periods related to the Dispute, and should not require exhaustive answers or fact finding. Depositions will not be taken except as needed in lieu of a live appearance and only if the arbitrator(s) determine that a witness is not available to testify at the hearing. The arbitrator(s) shall resolve any discovery disputes. The arbitrator(s) and counsel of record will have the power of subpoena process as provided by Law. The Disputing Parties knowingly and voluntarily waive their rights to have any Dispute tried and adjudicated by a judge or a jury.
               (iii) Notwithstanding any choice of law provision in this Agreement, the Federal Arbitration Act shall govern the interpretation and enforcement of this Dispute Resolution provision. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction.
               (iv) Except as otherwise required by applicable Law, rule or regulation or in court proceedings to enforce this Agreement or an award rendered hereunder or to obtain interim relief, the Disputing Parties and the arbitrator(s) agree to keep confidential and not disclose to third parties any information or documents obtained in connection with the arbitration process, including the resolution of the Dispute. If either Disputing Party fails to proceed with arbitration as provided in this Agreement, or unsuccessfully seeks to stay the arbitration, or fails to comply with the arbitration award, or is unsuccessful in vacating or modifying the award pursuant to a petition or application for judicial review, the other Disputing Party shall be entitled to be awarded Expenses paid or incurred in successfully compelling such arbitration or defending against the attempt to stay, vacate or modify such arbitration award and/or successfully defending or enforcing the award.
               (v) Each of the Disputing Parties hereto irrevocably submits in any suit, action or proceeding arising out of or related to, and permitted by, this Agreement or any of the transactions contemplated hereby to the non-exclusive jurisdiction (including personal jurisdiction) and venue of the Federal and state courts in the State of Delaware, and each party waives any and all objections to such Delaware court jurisdiction and venue.
               (vi) Either party may, without inconsistency with this Dispute Resolution provision, apply at any time to any court having jurisdiction and seek interim provisional, injunctive or other equitable relief until the arbitration award is rendered or the controversy is otherwise resolved.
          Section 11.14 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier or PDF shall be effective as delivery of a manually executed counterpart of this Agreement.
          Section 11.15 No Presumption. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.
          Section 11.16 Legal Counsel. Morrison has served as legal counsel to Medfusion in connection with the preparation of this Agreement and the Seller Agreements. Morrison has not been engaged to protect or represent the interests of any Selling Member, Bayou State or Medtown North Georgia in the preparation of this Agreement or the Seller Agreements or the transactions contemplated hereby. Each Selling Member further: (i) acknowledges that actual and potential conflicts of interest exist among the Selling Members, (ii) acknowledges and agrees that such Selling Members’ interests will not be represented by legal counsel unless such Selling Member engages counsel on its own behalf, and that such Selling Member has been urged to and afforded the opportunity to engage and seek the advice of its own legal and tax counsel before entering into this Agreement and the Seller Agreements, (iii) agrees that, in the event of a dispute between one of more of the Selling Members, on one hand, and Medfusion or the other Selling Members on the other hand, Morrison may represent Medfusion, and (iv) represents that such Selling Member has a level of knowledge and sophistication (either alone or with the assistance of its own counsel) necessary to provide its informed consent to the provisions of this Section 11.16 without additional guidance or information from Morrison or Medfusion. Finally, each Selling Member agrees that (i) neither this Agreement nor the Transaction contemplated hereby are intended to create an attorney/client relationship between Morrison and such Selling Member or any other relationship pursuant to which such Selling Member (acting other than in the name of Medfusion) would have the right to object to Morrison’s representation of any Person under any circumstances; and (ii) except as otherwise specifically agreed by Morrison in writing, no subsequent attorney/client or other relationship between Morrison and such Selling Member shall give such Selling Member a right to object to Morrison’s continuing role as counsel to Medfusion.
[Signature Pages Follow]

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

MEDFUSIONRX, L.L.C.
By:	/s/ Jeffrey D. Vernon
	Name:	Jeffrey D. Vernon
	Title:	CEO

MEDTOWN SOUTH, LLC
By:	/s/ Jeffrey D. Vernon
	Name:	Jeffrey D. Vernon
Title:

SXC HEALTH SOLUTION, INC.
By:	/s/ Jeff Park
	Name:	Jeff Park
	Title:	CFO

SELLING MEMBERS:

JDV 2009 INVESTMENTS, LLC
By:	/s/ Jeffrey D. Vernon
Jeffrey D. Vernon, Manager

JEFFREY D. VERNON
By:	/s/ Jeffrey D. Vernon
Jeffrey D. Vernon

SUZANNE M. VERNON
By:	/s/ Suzanne M. Vernon
Suzanne M. Vernon
[COUNTERPART SIGNATURE PAGE TO PURCHASE AGREEMENT]

CDV 2010 INVESTMENTS, LLC
By:	/s/ Christopher D. Vernon
Christopher D. Vernon, Manager

ROBERT WAMBLE

By:	/s/ Robert Wamble
Robert Wamble

WRW 2010 INVESTMENTS, LLC
By:	/s/ William R. White
William R. White, Manager

LEE MERRITT
By:	/s/ Lee Merritt
Lee Merritt

TRACY FERREN
By:	/s/ Tracy Ferren
Tracy Ferren

RON CUNNINGHAM
By:	/s/ Ron Cunningham
Ron Cunningham

Members Participating in Exchange Transaction:

JDV 2009 INVESTMENTS, LLC
By:	/s/ Jeffrey D. Vernon
Jeffrey D. Vernon, Manager

[COUNTERPART SIGNATURE PAGE TO PURCHASE AGREEMENT]

JOSEPH TROY TATE
By:	/s/ Joseph Troy Tate
Joseph Troy Tate

MATTHEW H. FONTENOT
By:	/s/ Matthew H. Fontenot
Matthew H. Fontenot

ROBERT A. EHLERS
By:	/s/ Robert A. Ehlers
Robert A. Ehlers

CHRIS BAGGETT
By:	/s/ Chris Baggett
Chris Baggett

Selling Party Representative:
By:	/s/ Ron Cunningham
Ron Cunningham
[COUNTERPART SIGNATURE PAGE TO PURCHASE AGREEMENT]